SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Michael Baker Corporation

(Name of Subject Company)

Michael Baker Corporation

(Name of Person Filing Statement)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

057149106

(CUSIP Number of Class of Securities)

H. James McKnight

Executive Vice President, Chief Legal Officer and Corporate Secretary

Airside Business Park

100 Airside Drive

Moon Township, Pennsylvania 15108

(412) 269-6300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of person filing statement)

Copy to:

Michael C. McLean, Esq.

Kristen L. Stewart, Esq.

K&L Gates LLP

K&L Gates Center

210 Sixth Avenue

Pittsburgh, Pennsylvania 15222-2613

(412) 355-6458

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information

Name and Address

The name of the subject company is Michael Baker Corporation, a Pennsylvania corporation (“Baker”). The address of Baker’s principal executive offices is 100 Airside Drive, Moon Township, Pennsylvania 15108, and Baker’s telephone number is (412) 269-6300.

Securities

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the common capital stock, having a par value of $1.00 per share, of Baker (“Baker Common Stock”). The shares of Baker Common Stock are also hereinafter referred to as the “Shares.” As of close of business on September 5, 2013, there were 9,684,631 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person

Name and Address

Baker is the person filing this Schedule 14D-9 and is the subject company. Baker’s name, address and telephone number are set forth in Item 1 above.

Tender Offer

This Schedule 14D-9 relates to the tender offer by CDL Acquisition Co., Inc. (“Merger Sub”), a Pennsylvania corporation that is the successor by merger to Project Steel Merger Sub, Inc., a Delaware corporation (“DE Merger Sub”), and a wholly owned subsidiary of Integrated Mission Solutions, LLC, a Delaware limited liability company (“IMS”), pursuant to which Merger Sub has offered to purchase all of the issued and outstanding Shares at a price of $40.50 per Share (such amount, the “Offer Price”), net to the selling Baker shareholder (the “Shareholder”) in cash, without interest and subject to any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated September 9, 2013 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase and as each may be amended or supplemented from time to time, collectively constitutes the “Offer”). IMS is an affiliate of D.C. Capital Partners, L.L.C. (“DC Capital”), an entity controlled by Thomas J. Campbell. The Offer is described in a Tender Offer Statement on Schedule TO (together with any exhibits thereto, the “Schedule TO”) filed by Merger Sub and IMS with the Securities and Exchange Commission (the “SEC”) on September 9, 2013. Copies of the Offer to Purchase and related Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

This Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 29, 2013, as amended on August 30, 2013 (as such agreement may be further amended or supplemented from time to time, the “Merger Agreement”), by and among IMS, DE Merger Sub and Baker. The Merger Agreement provides, among other things, that following completion of the Offer and subject to the satisfaction or waiver of certain conditions, Merger Sub will be merged with and into Baker (the “Merger” and together with the Offer and the other transactions contemplated by the Merger Agreement, the “Contemplated Transactions”) upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the Pennsylvania Business Corporation Law of 1988, as amended (the “PBCL”). As a result of the Merger, any Shares that are not acquired in the Offer and remain outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Shares held by IMS or any subsidiary of IMS (including Merger Sub), any Shares held by Baker as treasury shares and any Shares held by the Shareholders who have perfected their statutory dissenters rights under Sections 1571, et seq. of the PBCL), will be converted into the right to receive an amount equal to the Offer Price, net to the selling Shareholder in cash, without interest (the “Merger Consideration”) and subject to any required withholding taxes. Following the Effective Time, Baker will continue as a wholly owned subsidiary of IMS (Baker after the Effective Time is sometimes referred to herein as the “Surviving Corporation”). Copies of the Merger Agreement and the amendment thereto are filed as Exhibit (e)(1) and Exhibit (e)(2), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

The initial expiration date of the Offer is 12:00 midnight, New York City time, on October 7, 2013 (which is the end of the day on October 7, 2013), subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law. The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Schedule TO states that the business address for IMS and Merger Sub is 11 Canal Center Plaza, Suite 350, Alexandria, Virginia 22314.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Except as described in this Schedule 14D-9, to the knowledge of Baker, as of the date on which this Schedule 14D-9 was filed with the SEC, there are no material agreements, arrangements, understandings or any actual or potential conflicts of interest between Baker or its affiliates and (1) its executive officers, directors or affiliates or (2) IMS, Merger Sub or their respective executive officers, directors or affiliates.

Arrangements between Baker and IMS and Merger Sub

Merger Agreement

The summary of the Merger Agreement and the description of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer to Purchase, which is being filed as Exhibit (a)(1)(A) to the Schedule TO and Exhibit (a)(1)(A) to this Schedule 14D-9, are incorporated in this Schedule 14D-9 by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement and the amendment thereto, which have been included as Exhibit (e)(1) and Exhibit (e)(2), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

The Merger Agreement governs the contractual rights among Baker, IMS and Merger Sub in relation to the Offer and the Merger. The Merger Agreement and the amendment thereto have been included as exhibits to this Schedule 14D-9 to provide Shareholders with information regarding the terms of the Merger Agreement and are not intended to modify or supplement any factual disclosures about Baker in Baker’s public reports filed with the SEC. In particular, the Merger Agreement and summary of the Merger Agreement contained in the Offer to Purchase are not intended to be, and should not be, relied upon as disclosures regarding any facts or circumstances relating to Baker or IMS. The representations and warranties contained in the Merger Agreement were not intended, and should not be relied upon, to establish facts. The representations and warranties set forth in the Merger Agreement were negotiated with the principal purpose of establishing the circumstances under which Merger Sub may have the right not to consummate the Offer, or Baker or IMS may have the right to terminate the Merger Agreement, rather than establishing matters as facts. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality different from that generally applicable under federal securities laws. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Baker’s public disclosures.

Representation on the Board

The Merger Agreement provides that, upon acceptance for payment of Shares pursuant to and subject to the conditions of the Offer, IMS will be entitled to designate to serve on Baker’s Board of Directors (the “Board”), such number of directors, rounded up to the next whole number, as will give IMS representation on the Board equal to the product of (1) the total number of directors on the Board (giving effect to the directors elected or appointed pursuant to the right of IMS described in this paragraph) and (2) the percentage (rounding down to the next whole number) that the number of Shares beneficially owned by IMS and/or Merger Sub (including Shares accepted for payment) bears to the number of Shares then outstanding. As a result, IMS will have the ability to designate a majority of the Board following the consummation of the Offer. Under the Merger Agreement, Baker has agreed to cause IMS’s designees to be elected or appointed to the Board effective at the consummation of the Offer, including by promptly increasing the size of the Board (including by amending Baker’s Bylaws if necessary to increase the size of the Board) and/or by securing resignations of incumbent directors. At such time, Baker will also cause individuals designated by IMS to constitute the number of members, rounded up to the next whole number on each committee of the Board and, as requested by IMS, each board of directors of each subsidiary of Baker (and each committee thereof) that represents the same percentage as such individuals represent on the Board.

Non-Disclosure and Confidentiality Agreement

On January 31, 2013, Baker and IMS (at the time named Gladiator Holdco LLC) entered into a non-disclosure and confidentiality agreement (the “Confidentiality Agreement”), pursuant to which Baker would make available to IMS, as well as certain representatives and affiliates of Thomas J. Campbell, certain nonpublic information regarding Baker. Mr. Campbell is the founder and president of DC Capital and also beneficially owns approximately 498,121 Shares. IMS agreed, subject to certain exceptions, to keep confidential the nonpublic information provided by Baker. The Confidentiality Agreement continues through January 31, 2015 and also contains, among other things, certain standstill provisions that apply to Mr. Campbell and certain of his representatives and affiliates. The standstill provisions prohibit Mr. Campbell from, among other things, acquiring additional Shares, entering into agreements regarding or soliciting proxies in connection with an acquisition of Baker, and seeking to influence the management of Baker in connection with any strategic alternatives unless specifically requested by Baker, including as provided in the Merger Agreement. The standstill provisions terminate on March 31, 2014, but under certain circumstances, certain of these provisions may terminate before March 31, 2014.

Facilitation Agreement

On July 29, 2013, in connection with the parties’ entry into the Merger Agreement, Thomas J. Campbell entered into a facilitation agreement with Baker, IMS and Merger Sub (the “Facilitation Agreement”). Under the terms of the Facilitation Agreement, Mr. Campbell agreed to, among other things, tender the approximately 498,121 Shares that he beneficially owns into the Offer and vote his Shares in favor of adopting the Merger Agreement, if applicable. These Shares represent 5.1% of the outstanding Shares on a fully diluted basis. Mr. Campbell has also agreed to comply with certain restrictions on the disposition of, the granting of proxies and the incurrence of liens with respect to such Shares and has agreed not to take any action that would in any way restrict, limit or interfere with the performance of his obligations under the Facilitation Agreement or the transactions contemplated by the Merger Agreement.

Additional Arrangements

IMS and Merger Sub have agreed that, for a period of at least three years after the Merger, three members of the IMS Board of Managers will be persons who are current Baker directors, or if the current Baker directors resign, persons selected from a pool of two alternate directors of Baker, unless and until no such alternate directors remain (together the “Continuing Directors”). For three years (or five years in the instance specified below), a majority of the Continuing Directors must approve any decision by IMS that is inconsistent with certain commitments made under the Merger Agreement, which include:

•	maintaining Baker headquarters in Moon Township, Pennsylvania;

•	retaining the name “Michael Baker Corporation;”

•	to the extent commercially reasonable, maintaining Baker’s current staffing levels at its business locations;

•	continuing corporate support provided to charitable organizations;

•	selling Baker to a third party within five years after the Merger; and

•	IMS’s obligations described under “—Employee Matters” and “—Indemnification and Insurance” set forth in Section 12 of the Schedule TO.

As of the date on which this Schedule 14D-9 was filed with the SEC, there were seven members of the Board and the three members of the Board to serve as initial Continuing Directors had not been selected.

Arrangements between Baker and its Executive Officers, Directors and Affiliates

Baker’s executive officers and the members of the Board may be deemed to have certain interests in the Contemplated Transactions, including the Offer and the Merger, which may be different from or in addition to those of the Shareholders generally. These interests may create potential conflicts of interest. The Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Contemplated Transactions.

Below is a list of Baker’s directors and executive officers as of the date on which this Schedule 14D-9 was filed with the SEC, stating their respective positions with Baker:

Name	Position
Robert N. Bontempo, Ph.D.	Director
Nicholas P. Constantakis, CPA	Director
David L. DeNinno, Esq.	Director
General (Ret.) Robert H. Foglesong	Director
Mark E. Kaplan, CPA	Director
Pamela S. Pierce	Director
David N. Wormley, Ph.D.	Director
Michael J. Zugay	Office of the Chief Executive, Executive Vice President, Chief Financial Officer and Chief Administrative Officer
H. James McKnight	Office of the Chief Executive, Executive Vice President, Chief Legal Officer and Corporate Secretary
David G. Higie	Vice President of Corporate Communications and Investor Relations
Jeffery S. Hill	Senior Vice President
S. Robert Kallenbaugh	Senior Vice President
James M. Kempton	Vice President, Corporate Controller and Treasurer
Samuel C. Knoch	Vice President and Chief Risk Officer
James M. Twomey	Senior Vice President
Michael J. Ziemianski	Vice President and Chief Resource Officer

Cash Payable Pursuant to the Offer

If the directors and executive officers of Baker who own Shares tender their shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other Shareholders. As of September 5, 2013, the directors and executive officers of Baker beneficially owned, in the aggregate, 170,390 Shares, which excludes any shares issuable upon exercise of stock options held by such individuals or unvested restricted stock, which will accelerate and vest immediately prior to consummation of the

Offer. If the directors and executive officers were to tender all of such Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Merger Sub, the directors and executive officers would receive an aggregate of $6,899,837 in cash, without interest, less any required withholding taxes. For a description of the treatment of stock options and unvested restricted stock held by the directors and executive officers of Baker, see “—Treatment of Stock Options” and “—Treatment of Restricted Stock Awards” below.

The following table sets forth, as of September 5, 2013, the cash consideration that each executive officer and director would be entitled to receive in respect of Shares beneficially owned by him or her if such individual were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Merger Sub (excluding options and restricted shares, which are discussed in “—Treatment of Stock Options” and “—Treatment of Restricted Stock Awards” below):

Name	Shares		Consideration Payable in Respect of Shares(1)
Robert N. Bontempo, Ph.D.	26,500		$1,073,250
Nicholas P. Constantakis, CPA	31,000	(2)	$1,255,500
David L. DeNinno, Esq.	0		$0
General (Ret.) Robert H. Foglesong	9,000		$364,500
Mark E. Kaplan, CPA	6,000		$243,000
Pamela S. Pierce	10,500		$425,250
David N. Wormley, Ph.D.	6,000		$243,000
Michael J. Zugay	16,047		$649,915
H. James McKnight	7,197		$291,498
David G. Higie	4,485		$181,622
Jeffery S. Hill	4,239		$171,687
S. Robert Kallenbaugh	34,911		$1,413,911
James M. Kempton	5,752	(3)	$231,970
Samuel C. Knoch	2,831		$114,646
James M. Twomey	2,404		$97,354
Michael J. Ziemianski	3,524		$142,734

(1)	Calculation based on the Offer Price.
(2)	Nicholas P. Constantakis’ unrestricted share total includes 24,500 Shares of which he is the indirect beneficiary as they are held by his spouse.
(3)	James M. Kempton’s unrestricted share total includes 196 Shares of which he is the indirect beneficiary as they are held by his spouse.

Treatment of Stock Options

As of the Effective Time, each option to purchase Shares (each a “Company Option”) granted under any of Baker’s equity based compensation plans (the “Stock Plans”) that is outstanding and unexercised will vest (if not previously vested) and be canceled in consideration for the right to receive cash consideration equal to the product of (1) the total number of Shares previously subject to such Company Option and (2) the excess, if any, of the Offer Price over the exercise price per Share previously subject to such Company Option, less any required withholding taxes. Only directors of Baker hold Company Options.

The following table sets forth, as of September 5, 2013, the cash consideration that each director would be entitled to receive in respect of such individual’s outstanding Company Options at the Effective Time pursuant to the Merger Agreement:

Name	Number of Shares Subject to Options	Exercise Price per Share	Consideration Payable in Respect of Company Options(1)
Robert N. Bontempo, Ph.D.	2,000	$12.625	$55,750
	2,000	$20.160	$40,680
	2,000	$20.280	$40,440
	2,000	$26.860	$27,280
	2,000	$37.525	$5,950
	2,000	$40.455	$90
	2,000	$37.225	$6,550
	2,000	$25.180	$30,640
	2,000	$22.950	$35,100
	2,000	$27.060	$26,880

	20,000		$269,360
Nicholas P. Constantakis, CPA	2,000	$12.625	$55,750
	2,000	$20.160	$40,680
	2,000	$20.280	$40,440
	2,000	$26.860	$27,280
	2,000	$37.525	$5,950
	2,000	$40.455	$90
	2,000	$37.225	$6,550
	2,000	$25.180	$30,640
	2,000	$22.950	$35,100
	2,000	$27.060	$26,880

	20,000		$269,360
David L. DeNinno, Esq.	2,000	$22.950	$35,100
	2,000	$27.060	$26,880

	4,000		$61,980
General (Ret.) Robert H. Foglesong	2,000	$20.280	$40,440
	2,000	$26.860	$27,280
	2,000	$37.525	$5,950
	2,000	$40.455	$90
	2,000	$37.225	$6,550
	2,000	$25.180	$30,640
	2,000	$22.950	$35,100
	2,000	$27.060	$26,880

	16,000		$172,930
Mark E. Kaplan, CPA	2,000	$37.525	$5,950
	2,000	$40.455	$90
	2,000	$37.225	$6,550
	2,000	$25.180	$30,640
	2,000	$22.950	$35,100
	2,000	$27.060	$26,880

	12,000		$105,210

Pamela S. Pierce	2,000	$20.160	$40,680
	2,000	$20.280	$40,440
	2,000	$26.860	$27,280
	2,000	$37.525	$5,950
	2,000	$40.455	$90
	2,000	$37.225	$6,550
	2,000	$25.180	$30,640
	2,000	$22.950	$35,100
	2,000	$27.060	$26,880

	18,000		$213,610
David N. Wormley, Ph.D.	2,000	$37.525	$5,950
	2,000	$40.455	$90
	2,000	$37.225	$6,550
	2,000	$25.180	$30,640
	2,000	$22.950	$35,100
	2,000	$27.060	$26,880

	12,000		$105,210

(1)	Calculation based on the Offer Price.

Treatment of Restricted Stock Awards

As of the Effective Time, each unvested share of restricted stock granted pursuant to a restricted stock award (each, a “Restricted Stock”) that is outstanding under any Stock Plan will vest and be converted into the right to receive an amount in cash equal to the product of (1) the Offer Price multiplied by (2) the total number of unvested Restricted Stock, less any required withholding taxes.

The following table sets forth, as of September 5, 2013, the cash consideration that each executive officer and director would be entitled to receive in respect of such individual’s unvested Restricted Stock at the Effective Time pursuant to the Merger Agreement:

Executive Officer/Director	Number of Unvested Restricted Shares Owned	Value of Unvested Restricted Shares Owned(1)
Robert N. Bontempo, Ph.D.	3,000	$121,500
Nicholas P. Constantakis, CPA	3,000	$121,500
David L. DeNinno, Esq.	3,000	$121,500
General (Ret.) Robert H. Foglesong	3,000	$121,500
Mark E. Kaplan, CPA	3,000	$121,500
Pamela S. Pierce	3,000	$121,500
David N. Wormley, Ph.D.	3,000	$121,500
Michael J. Zugay	3,518	$142,479
H. James McKnight	3,518	$142,479
David G. Higie	1,205	$48,803
Jeffery S. Hill	1,003	$40,622
S. Robert Kallenbaugh	0	$0
James M. Kempton	1,122	$45,441
Samuel C. Knoch	1,205	$48,803
James M. Twomey	1,122	$45,441
Michael J. Ziemianski	1,205	$48,803

(1)	Calculation based on the Offer Price.

Key Employee Retention Plan.

The executive officers and certain other key employees have been granted retention awards under Baker’s Key Employee Retention Plan (the “Retention Plan”), to incentivize such executive officers and key employees to remain employed with Baker until at least March 1, 2014. Each retention award will become payable on the earlier of (1) March 1, 2014, subject to the key employee’s continued employment on March 1, 2014 and (2) the date on which Baker terminates the individual’s employment without “cause” (as defined in the Retention Plan). In addition to the executive officers and certain other key employees that have already been granted such awards under the Retention Plan, the Board postponed granting awards to the top five executive officers pending the outcome of Baker’s strategic assessment process.

The Board may make retention bonus awards prior to the closing of the Offer of up to an aggregate of $1,100,000 to senior executives in the Office of the Chief Executive and the Operations Committee and to directors for retention purposes and/or in recognition of additional time and extraordinary effort in connection with the Board’s strategic review process. Of this $1,100,000 pool, the amount to be allocated to key executives may not exceed $1,000,000. As of the date on which this Schedule 14D-9 was filed with the SEC, awards under this pool had not been made.

Employment Continuation Agreements.

On February 27, 2013, Baker entered into amended and restated employment continuation agreements (the “A&R Continuation Agreements”) with its executive officers who previously had such agreements, including the following named executive officers: H. James McKnight, Michael J. Zugay, David G. Higie, Jeffery S. Hill, S. Robert Kallenbaugh, James M. Kempton, Samuel C. Knoch, James M. Twomey and Michael Ziemianski, which became effective on such date. The agreements amend and restate agreements that were originally executed in 2009. Baker also entered into new employment continuation agreements on February 27, 2013 with its executive officers who did not previously have such agreements (together with the A&R Continuation Agreements, the “Continuation Agreements”), which became effective on such date.

Under the Continuation Agreements, if the executive is employed on the date on which the Contemplated Transactions occur, then the executive will be entitled to remain employed by Baker for a specified period (36 months in the case of Messrs. McKnight and Zugay and 24 months in the case of other executive officers) following the Merger, subject to the termination provisions described below. During such employment period, the executive’s position will be at least commensurate with that held immediately prior to the Merger and the executive’s services will be performed at the location where the executive was employed immediately before the Merger or at a different location within 35 miles from such location (or such other distance not exceeding 50 miles if revised in accordance with Baker’s relocation policy). During the employment period, the executive will (1) receive a base salary at a monthly rate at least equal to the monthly salary paid to the executive immediately prior to the Merger, (2) be afforded the opportunity to receive a bonus (a) on terms and conditions no less favorable to the executive than the annual bonus opportunity made available to the executive for the fiscal year ended immediately prior to the Merger and (b) in an amount not less than the greater of (x) 50% of annual base salary, in the case of Messrs. McKnight and Zugay, or 25% of annual base salary, in the case of other executive officers, and (y) the bonus earned by executive for the fiscal year immediately prior to the Merger, (3) participate in all long-term incentive compensation programs for key executives and benefit plans at a level that is commensurate with the executive’s opportunity to participate in such plans immediately prior to the Merger, or if more favorable, at the level made available to the executive or other similarly situated officers at any time thereafter, (4) receive vacation and fringe benefits, expense reimbursement and office and support staff at a level that is commensurate with the executive’s benefits immediately prior to the Merger, or if more favorable, at the level made available to the executive or other similarly situated officers at any time thereafter, and (5) be indemnified, during and after his employment period, for claims arising from or out of the executive’s performance as an officer, director or employee of Baker to the maximum extent permitted by applicable law and Baker’s governing documents. Baker is also required to maintain existing or comparable insurance policies covering such matters at a level of protection that is no less than that afforded under Baker’s governing documents in effect immediately prior to the Merger.

If an executive’s employment is terminated after the Merger due to death or disability, as defined in the Continuation Agreement, the executive will receive the executive’s base salary through the date of termination, any vested amounts or benefits under Baker’s benefit plans, including accrued but unpaid vacation, and any benefits payable for death or disability under applicable plans or policies. If, after the Merger, an executive’s employment is terminated by Baker for cause, as defined in the Continuation Agreement, or the executive voluntarily terminates his or her employment other than for good reason, as defined in the Continuation Agreement, the executive will receive the executive’s base salary through the date of termination and any vested amounts or benefits under Baker’s benefit plans, including accrued but unpaid vacation. If, after the Merger, an executive’s employment is terminated by Baker other than for cause or the executive terminates his or employment for good reason the executive will receive (1) the executive’s base salary through the date of termination, (2) a cash amount equal to three times, in the case of Messrs. McKnight and Zugay, or two times, in the case of the other executive officers, the sum of the executive’s annual base salary and bonus amount, which bonus amount is equal to the greater of (x) 50% of annual base salary, in the case of Messrs. McKnight and Zugay, or 25% of annual base salary, in the case of other executive officers, and (y) the average of the bonuses payable to the executive for Baker’s three fiscal years ending immediately prior to the Merger, subject to reduction as provided in the Continuation Agreement, including for any further salary payable to executive for periods following termination of employment and any severance benefit or separation pay otherwise payable to the executive under any Baker benefit plan, policy, agreement or otherwise, and (3) any vested benefits under Baker’s benefit plans, including accrued but unpaid vacation. The executive will also be entitled to continue participation in all of Baker’s employee and executive welfare and fringe plans until the earlier of the 36th month, in the case of Messrs. McKnight and Zugay, or 24th month, in the case of other executive officers, anniversary of the termination date and the date the executive becomes eligible for comparable benefits under a similar plan, policy or program of a subsequent employer. The amounts described are subject to further reduction as may be necessary to avoid characterization of amounts as “excess parachute payments” under Section 280G of the Internal Revenue Code.

Baker will also pay the executive’s costs incurred in enforcing the Continuation Agreement. The Continuation Agreement contains requirements and restrictions applicable to the executive’s disclosure of confidential information, return of Baker property following a termination of employment, non-competition for a 36-month period following termination in the case of Messrs. McKnight and Zugay, and non-solicitation for 36 months in the case of Messrs. McKnight and Zugay, or 24 months in the case of other executive officers, following termination of employment.

The Continuation Agreement also provides the same payments and benefits otherwise payable to an executive upon a termination of employment following a change of control if:

•	an executive’s employment is terminated following a “potential change of control”, as defined in the Continuation Agreement, prior to a change of control, and

•	a change of control that also constitutes a change in ownership or effective control of Baker or in the ownership of a substantial portion of Baker’s assets under Internal Revenue Code Section 409A occurs within one year of the executive’s termination of employment.

Outside Directors’ Deferred Compensation Plan

Non-employee directors may participate in the Outside Directors’ Deferred Compensation Plan (the “Director Deferral Plan”), which provides the opportunity to voluntarily defer all or a portion of an eligible director’s compensation. Under Director Deferral Plan, any non-employee director may voluntarily defer their retainer and meeting fees until the soonest of (1) the director’s termination of service as a director for any reason, (2) the date of payment specified by the director in the election deferral form, or (3) a “change in control” (as defined in the

Director Deferral Plan) of Baker. The completion of the Offer would constitute a change in control under the Director Deferral Plan, meaning payments of all deferred amounts and earnings on such deferrals will be made to the directors a single lump sum following the completion of the Offer. Amounts of compensation previously deferred and payable upon the completion of the Offer are: Dr. Bontempo $702,353; Mr. Constantakis $170,327; and Ms. Pierce $152,208.

1996 Nonemployee Directors Stock Incentive Plan

The 1996 Nonemployee Directors Stock Incentive Plan was amended effective July 1, 2013 to provide for an annual grant of awards rather than on the date of the annual meeting of the Shareholders.

2013 Awards under Baker’s Incentive Compensation Plan

Pursuant to the Incentive Compensation Plan, payments to participants are made on a quarterly basis, including to eligible executive officers. In the event that Baker’s year to date EBITDA as of the end of any quarter falls short of targeted year-to-date EBITDA, no payment would be made for that quarter or for successive quarters until year-to-date EBITDA again exceeds targeted year-to-date EBITDA. Payments under the Incentive Compensation Plan to Baker’s executive officers for the first and second fiscal quarters of 2013 were as follows:

Executive Officer	First Quarter 2013 Bonus	Second Quarter 2013 Bonus	2013 Total
Michael J. Zugay	12,500	30,000	42,500
H. James McKnight	12,500	30,000	42,500
David G. Higie	5,000	12,000	17,000
Jeffery S. Hill	10,000	25,000	35,000
S. Robert Kallenbaugh	10,000	25,000	35,000
James M. Kempton	8,000	18,000	26,000
Samuel C. Knoch	2,500	6,000	8,500
James M. Twomey	10,000	25,000	35,000
Michael J. Ziemianski	5,000	12,000	17,000

The amounts to be distributed under the Incentive Compensation Plan in respect of the third quarter of 2013 have not yet been determined.

Summary of Certain Benefits Payable in Connection with the Contemplated Transactions

The terms and conditions related to compensation that is based on or otherwise related to the Contemplated Transactions are described in Item 8 under “—Golden Parachute Compensation” and are incorporated herein by reference.

Section 16 Matters

Pursuant to the Merger Agreement, Baker has agreed to take all actions reasonably necessary to cause any dispositions of Shares resulting from the Contemplated Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Baker to be exempt under Rule 16b-3 under the Exchange Act.

Director and Officer Indemnification and Insurance

Pennsylvania Business Corporation Law.

Section 1741 of the PBCL, subject to certain limitations, provides that a business corporation has the power to indemnify any person who was or is a party, or is threatened to be made a party, to any proceeding (other than one brought by or on behalf of the corporation), whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such proceeding, if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action by or in the right of the corporation, Section 1742 of the PBCL authorizes indemnification of each such person acting in any such capacity who acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, but only to the extent of expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action. Furthermore, no indemnification under Section 1742 may be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the corporation unless, and only to the extent that, a court determines upon application that, despite the adjudication of liability but in view of all the circumstances, such person is fairly and reasonably entitled to indemnity for the expenses that the court deems proper.

PBCL Section 1744 provides that, unless ordered by a court, any indemnification under Sections 1741 or 1742 referred to above may be made by the corporation only as authorized in the specific case upon a determination that indemnification is proper in the circumstances because the indemnitee has met the applicable standard of conduct. Such determination must be made:

•	by the board by a majority vote of a quorum consisting of directors who were not parties to the action or proceeding;

•	if such a quorum is not obtainable, or if obtainable and a majority vote of a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or

•	by the shareholders.

In addition to the authorized indemnification under Sections 1741 and 1742, PBCL Section 1743 provides that to the extent that a director, officer, employee or agent of a business corporation is successful on the merits or otherwise in defense of any proceeding referred to above, or in defense of any claim, issue or matter therein, such person must be indemnified against expenses (including attorney fees) actually and reasonably incurred by such person in connection therewith.

PBCL Section 1745 provides that expenses (including attorneys’ fees) incurred by an officer, director, employee or agent of a business corporation in defending any proceeding may be paid by the corporation in advance of the final disposition of the proceeding upon receipt of an undertaking to repay the amount advanced if it is ultimately determined that the indemnitee is not entitled to be indemnified by the corporation.

PBCL Section 1746 provides that the indemnification and advancement of expenses provided by, or granted pursuant to, the provisions summarized above is not exclusive of any other rights to which a person seeking may be entitled under any bylaw, agreement, vote of the shareholders or disinterested directors or otherwise, and that indemnification may be granted under any bylaw, agreement, vote of the shareholders or disinterested directors or otherwise for any action taken or any failure to take any action whether or not the corporation would have the power to indemnify the person under any other provision of law and whether or not the indemnified liability arises or arose from any action by or in the right of the corporation, provided, however, that no indemnification may be made in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness. As summarized below, Baker has provisions in its Articles of Incorporation that provide for indemnification.

PBCL Section 1747 permits a business corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against any liability asserted against such person and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions described above. Baker has in place directors’ and officers’ liability insurance, which is subject to standard terms, conditions, and exclusions.

Section 1750 of the PBCL provides that the indemnification and advancement of expenses provided by, or granted pursuant to, the subchapter governing indemnification will, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent of the corporation and will inure to the benefit of the heirs and personal representatives of such director, officer, employee or agent.

Baker’s Articles of Incorporation.

Article VI, Section 2 of Baker’s Articles of Incorporation (the “Indemnification Article”) provides that, except as prohibited by law, every director and officer of Baker is entitled as of right to be indemnified by Baker against expenses and any liability paid or incurred by such person in connection with any actual or threatened claim, action, suit or proceeding, civil, criminal, administrative, investigative or other, whether brought by or in the right of Baker or otherwise, by reason of such person being or having been a director or officer of Baker or of a subsidiary or serving or having served at the request of Baker as a director, officer, employee, fiduciary or other representative of another corporation, partnership, joint venture, trust, employee benefit plan or other entity; provided, that there exists no right of indemnification with respect to an action initiated by a director or officer against Baker other than an action against Baker to enforce indemnity rights.

The Indemnification Article further provides that every indemnitee is entitled as of right to have his or her expenses in defending any action or proceeding, or in initiating and pursuing any action or proceeding against Baker for indemnification or advancement of expenses, paid in advance by Baker prior to final disposition of any such action or proceeding, provided that Baker receive a written undertaking by the indemnitee to repay the amount advanced if it is ultimately determined that the indemnitee is not entitled to be indemnified for such expenses.

If a written claim pursuant to the Indemnification Article for indemnification or for advancement of expenses is not paid within 30 days after it is received by Baker, the director or officer submitting the claim may bring suit against Baker to enforce payment of the claim and, if successful in whole or in part, may also recover the expenses of the suit. While it will be a defense to any such suit that the conduct of the director or officer was such that Pennsylvania law would prohibit indemnification, the burden of proving this defense will be on Baker. Neither a failure by Baker to determine that indemnification is proper in the circumstances nor an actual determination by Baker that the indemnitee’s conduct was such that indemnification would be prohibited by law will be a defense to such suit or create a presumption that the conduct of the indemnitee was such that the indemnification would be prohibited by law. If a person is entitled under the Indemnification Article to indemnification for some portion of the expense or liability incurred by an indemnitee, but not for the total amount therof, Baker must indemnify the indemnitee for the portion of the expense or liability to which the indemnitee is entitled.

The Indemnification Article further provides that the rights to indemnification and the advancement of expenses will be treated as contractual rights of persons entitled to indemnification and will not be deemed exclusive of any other rights which a person seeking indemnity may have under any agreement, bylaw or charter provision, vote of the shareholders or directors or otherwise.

The Indemnification Article provides that Baker may purchase and maintain insurance to protect itself and any person entitled to indemnification against any liability or expense asserted against or incurred by such person, whether or not Baker would be permitted to indemnify against such liability or expense by law or under the Indemnification Article. Future changes in Pennsylvania law expanding or contracting the scope of permissible indemnification would automatically expand or contract the scope of indemnification authorized by the Indemnification Article. However, any amendment or repeal of the Indemnification Article would not limit the rights of directors or officers to be indemnified with respect to acts or omissions which occurred prior to the change.

As permitted by PBCL Section 1713, the Articles of Incorporation and bylaws of Baker also provide that, to the fullest extent the laws of the Commonwealth of Pennsylvania in effect on January 27, 1987 or as thereafter amended, permit elimination or limitation of the liability of directors, no director of Baker will be personally liable for monetary damages for any action taken, or failure to take any action, as a director. Under the PBCL, a director may be so protected from personal liability for such action or inaction unless (1) the director has breached or failed to perform the duties of his office as defined by the PBCL and (2) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. In carrying out the duties referred to in clause (1) of the preceding sentence, a director is entitled to rely in good faith on information, opinions, reports and statements, including financial statements and other financial data, in each case prepared by one or more officers or employees of Baker whom the director reasonably believes to be reliable and competent in such matters, counsel, public accountants and other persons as to matters which the director reasonably believes to be within the professional or expert competence of such person or a committee of the Board upon which the director does not serve, duly designated in accordance with law, as to matters within such committee’s designated authority, if the director reasonably believes the committee merits confidence. A director is not considered to be acting in good faith if he or she has knowledge concerning the matter in question which would render his reliance to be unwarranted. The PBCL also provides that exculpation allowed under Section 1713 from liability does not apply to the responsibility or liability of a director pursuant to any criminal statute or the liability of a director for the payment of taxes pursuant to Federal, state or local law.

Merger Agreement.

The Merger Agreement provides that, to the fullest extent required or permitted by law, (1) from and after the closing of the Offer and through the Effective Time, IMS will cause Baker and (2) from and after the Effective Time, IMS will, and will cause the Surviving Corporation to, indemnify and hold harmless, and advance expenses as incurred to, in each case to the fullest extent required or permitted under applicable law, each present and former director or officer of Baker or any of its subsidiaries (collectively, the “Indemnified Parties”) against any costs, expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Parties’ service as a director, officer or representative of Baker or any of its subsidiaries or services performed by such persons at the request of Baker or any of its subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including, for the avoidance of doubt, in connection with (a) the Offer, the Merger, the other transactions contemplated by the Merger Agreement and the process and other events giving rise thereto and (b) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party. In the event of any such action, IMS and the Surviving Corporation will, and IMS will cause the Surviving Corporation to, cooperate with the Indemnified Party in the defense of any such action.

The Merger Agreement provides that following the Effective Time, IMS will cause the Surviving Corporation to maintain in effect the provisions in its Articles of Incorporation and bylaws to the extent they provide for indemnification, advancement and reimbursement of expenses and exculpation of Indemnified Parties, as applicable, with respect to facts or circumstances occurring at or prior to the Effective Time, on the same basis as set forth in the Articles of Incorporation and bylaws of the company in effect on the date of the Merger Agreement, to the fullest extent permitted from time to time by applicable law, which provisions may not be amended except as required by applicable law or to make changes permitted by applicable law that would enlarge the scope of the Indemnified Parties’ indemnification rights thereunder.

The Merger Agreement further provides that prior to the Effective Time, Baker may obtain and fully pay the premium for “tail” insurance policies for the extension of (1) the directors’ and officers’ liability coverage of Baker’s existing directors’ and officers’ insurance policies for the Indemnified Parties and (2) Baker’s existing fiduciary and employment practices liability insurance policies, in each case for a claims reporting or discovery period of at least six years from and after the Effective Time from an insurance carrier with the same or better credit rating as Baker’s insurance carrier as of the date of the Merger Agreement with respect to directors’ and officers’ liability insurance and fiduciary and employment practices liability insurance (collectively, “D&O Insurance”) with benefits, terms, conditions, retentions and levels of coverage that are at least as favorable to the Indemnified Parties as Baker’s existing policies with respect to any matters that existed or occurred at or prior to the Effective Time (including in connection with the Merger Agreement or the Contemplated Transactions). The Merger Agreement further provides that ,whether pursuant to such tail policy or otherwise, the Surviving Corporation will continue to maintain in effect for a period of at least six years from and after the Effective Time D&O Insurance with benefits, terms, conditions, retentions and levels of coverage that are at least as favorable to the insureds as provided in Baker’s existing policies as of the date of the Merger Agreement, or the Surviving Corporation will use reasonable best efforts to purchase comparable D&O Insurance for such six-year period with benefits, terms, conditions, retentions and levels of coverage that are at least as favorable to the insureds as provided in Baker’s existing policies as of the date of the Merger Agreement, except, that (1) in no event will the Surviving Corporation be required to expend for such policies an annual premium amount in excess of 300% of the annual premiums currently paid by Baker for such insurance and (2) if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation will obtain a policy with the greatest coverage available for a cost not exceeding such amount.

If the Surviving Corporation or any of their respective successors or assigns (1) consolidates with or merges into any other corporation or entity and is not the continuing or surviving corporation or entity of such consolidation or merger or (2) transfers all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, unless provided by operation of law, proper provisions will be made so that the successors and assigns of the Surviving Corporation assume all of the obligations set forth in these provisions of the Merger Agreement.

The rights of the Indemnified Parties under these provisions of the Merger Agreement are in addition to any rights such Indemnified Parties may have under the Articles of Incorporation, bylaws or comparable governing documents of Baker or any of its subsidiaries, or under any applicable contracts or laws. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto existing as of the date of the Merger Agreement in favor of any Indemnified Party as provided in the Articles of Incorporation, bylaws or comparable governing documents of Baker and its subsidiaries or any indemnification agreement between such Indemnified Party and Baker or any of its subsidiaries will survive the Merger and will not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

Additional Arrangements

The arrangements regarding Continuing Directors described in this Item 3 under “—Arrangements between Baker and IMS and Merger Sub” are incorporated herein by reference.

Item 4.	The Solicitation or Recommendation

Recommendation

On July 29, 2013, the Board unanimously (1) authorized, approved and adopted the Merger Agreement, the Offer, the Merger, and the Contemplated Transactions, (2) declared that the Merger Agreement, the Offer, the

Merger, and the Contemplated Transactions are advisable and fair to the Shareholders and in the best interests of Baker, and (3) recommended that the Shareholders accept the Offer and tender their Shares pursuant to the Offer and, if required under applicable law to effect the Merger, the Merger Agreement be submitted to the Shareholders entitled to vote thereon for the purpose of approving the Merger Agreement and that the Shareholders vote to approve and adopt the same.

Accordingly, for the reasons described in more detail below, the Board unanimously recommends that the Shareholders accept the Offer and tender their Shares pursuant to the Offer and, if required under applicable law to effect the Merger, the Merger Agreement be submitted to the Shareholders entitled to vote thereon for the purpose of approving the Merger Agreement and that the Shareholders vote to approve and adopt the same.

A copy of the letter to the Shareholders, dated September 9, 2013, communicating the recommendation of the Board is included as Exhibit (a)(1)(G) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Offer

This section contains a summary of material contacts between Baker and IMS over the period leading to the execution of the Merger Agreement. There were numerous contacts between executive officers, directors, employees and other representatives of Baker, its legal advisors and the Board’s legal and financial advisors, on the one hand, and Mr. Campbell and other representatives of IMS and other third parties, on the other hand, over the seven-month strategic assessment process, not all of which are described below. However, the description below does include a description of all material contacts known to Baker between representatives of Baker and IMS or Mr. Campbell prior to the execution of the Merger Agreement.

On July 18, 2012, Mr. Thomas J. Campbell, founder and president of DC Capital Partners, LLC, filed a Schedule 13D with the SEC disclosing his acquisition of 498,121 Shares, representing 5.1% of all outstanding Shares. The filing stated that Mr. Campbell was interested in exploring strategic alternatives with Baker and that he had made numerous calls to management to discuss these alternatives, but had not received any response from Baker.

During the third quarter 2012, Baker completed an organizational realignment designed to increase work sharing, enhance cross selling and improve utilization. Baker also adopted a performance improvement plan designed to reduce its cost structure by approximately $18.0 to $20.0 million in 2013, with estimated one-time costs to achieve these savings of $1.0 million, substantially all of which were expected to be incurred in the fourth quarter of 2012. Progress against this performance improvement plan was monitored by a committee of the Board. On November 8, 2012, Baker announced that the Board had determined that Baker, which as of September 30, 2012 had no outstanding debt and $67.1 million of cash and cash equivalents, would pay regular quarterly dividends, beginning with a $0.14 per Share dividend payable on December 19, 2012 to its Shareholders of record on November 28, 2012.

In November 2012, following the release of Baker’s third quarter 2012 results of operations, Bradley Mallory, Baker’s then chief executive officer, Michael Zugay, Baker’s chief financial officer, and David Higie, Baker’s Vice President, Communications and Investor Relations, met with Mr. Campbell in his capacity as a significant Shareholder of Baker as part of Baker’s normal investor relations efforts.

On December 13, 2012, Baker announced that, at the request of the Board, Mr. Mallory had resigned as president, chief executive officer and director with immediate effect. An Office of the Chief Executive composed of Messrs. Zugay and H. James McKnight, Baker’s chief legal officer, was created to lead Baker in the interim while a search for a permanent CEO was conducted. Supporting this office was an Operations Committee consisting of three senior operating executives representing a cross-section of Baker’s businesses (the “Operations Committee”). The Board designated Robert N. Bontempo, Ph.D. (Baker’s lead independent director) to provide oversight.

On December 19, 2012, Baker publicly announced that it had received a letter from DC Capital proposing that an affiliate, KS International, LLC (“KSI”), acquire Baker at a price of $24.25 per Share in cash, and that DC Capital was prepared to immediately negotiate definitive agreements providing for such a transaction. KSI is a wholly owned subsidiary of IMS.

On December 26, 2012, Crescendo Partners (“Crescendo”), a Shareholder, published an open letter to the Board in which it questioned the adequacy of the price proposed by DC Capital and requested that the Board create an independent committee for the purpose of exploring a sale of Baker. Crescendo also indicated its intent to propose an alternate slate of directors for election at the next annual meeting of Baker’s Shareholders.

On January 4, 2013, the Board met to consider recent developments. A representative of Jones Day, counsel to the Board, reviewed with the Board its fiduciary duties under Pennsylvania law in connection with its consideration of Baker’s strategic alternatives. Following a detailed discussion of Baker’s circumstances and recent developments, the Board appointed Ms. Pierce (Chairperson) and Messrs. Constantakis, DeNinno and Kaplan, each an independent director, as the members of a Strategic Options Committee (the “Committee”) to review Baker’s strategic alternatives and report its recommendations to the Board. The Board did not place any limitations on the Committee’s review and did not make any decision to review, or not review, any possible alternative at that time. The Board, after a discussion of relevant factors, authorized the retention of Houlihan Lokey Capital, Inc. (“Houlihan Lokey”), subject to the negotiation of satisfactory engagement terms, as the Board’s financial advisor. The Board had previously consulted with Houlihan Lokey about Baker’s strategic alternatives and determined to select Houlihan Lokey for this engagement based on, among other factors, Houlihan Lokey’s experience in the engineering industry, its familiarity with Baker and its general reputation as an independent financial advisory firm. On January 7, 2013, Baker publicly announced that it had formed the Committee to review Baker’s strategic alternatives.

On January 10, 2013, the then Chairman of the Board, who had served as Chairman since 1991 and previously as president and chief executive officer of Baker at various times since 1973, submitted his notice of retirement from the Board effective January 31, 2013. He was replaced as Chairman by Dr. Bontempo.

The Board met on January 19, 2013 for an initial situational assessment. Representatives of Houlihan Lokey and Jones Day participated in the meeting. Representatives of Houlihan Lokey discussed its preliminary financial analysis of Baker and possible strategic alternatives that could be available to Baker. Among other factors considered by the Board were the year-over-year decline in Baker’s financial performance in the third and likely fourth (based on preliminary financial information) calendar quarters, industry conditions, macroeconomic conditions, the need for governments at virtually all levels to reduce spending due to budgetary constraints, the strength of Baker’s financial position and declines in the trading prices for Shares prior to DC Capital’s December 19, 2012 proposal. While no decision was made to pursue, or not pursue, any strategic alternative, in light of these factors, it was the consensus of the Board that Houlihan Lokey should initially analyze possible strategic alternatives by which Baker might provide liquidity to Shareholders who desire it while allowing other Shareholders the opportunity to maintain their investment in Baker, which possibilities might include a partially debt-financed recapitalization transaction involving a substantial special dividend or stock repurchase. This initial focus did not preclude analysis of other alternatives, including a third-party merger or other business combination or continued operation under Baker’s existing capital structure and business plan.

The Committee, with other directors, management and representatives of Houlihan Lokey and Jones Day in attendance, met on January 29, 2013 to discuss with Houlihan Lokey its preliminary financial analysis of Baker and possible strategic alternatives that could be available to Baker.

Effective January 31, 2013, Baker entered into the Confidentiality Agreement, a copy of which was filed as an amendment to Mr. Campbell’s Schedule 13D. See Item 3 “Arrangements between Baker and IMS and Merger Sub–Non-Disclosure and Confidentiality Agreement”.

The Board met on February 4, 2013 with representatives of Houlihan Lokey and Jones Day in attendance. Representatives of Houlihan Lokey reviewed with the Board Houlihan Lokey’s preliminary financial analysis of Baker and certain strategic alternatives, including a recapitalization in which Shareholders could receive a substantial special dividend, a substantial Share repurchase, a business combination or sale transaction and a going-private ESOP-financed transaction (which the Board had previously considered). Houlihan Lokey also reviewed a preliminary list of possible third parties that might be interested in exploring a possible strategic transaction with Baker and reported on preliminary discussions that Houlihan Lokey had held, at the Committee’s direction, with a number of these parties as to their level of interest. While no decision was made by the Board to pursue, or not pursue, any particular transaction, it was the consensus of the Board that Houlihan Lokey should further develop a possible process in which potential third-party interest in a possible strategic transaction could be explored, and that management should continue to focus on Baker’s long-term strategic plan and financial forecast.

A telephonic meeting of the Committee, with other directors and representatives, management, and representatives of Houlihan Lokey and Jones Day in attendance, was held on February 13, 2013. Representatives of Houlihan Lokey discussed its preliminary financial analysis of Baker and reported on various third parties that had contacted Houlihan Lokey to indicate an interest in discussing a possible strategic transaction after Baker’s January 7th public announcement that the Committee had been established to review Baker’s strategic alternatives. While no decision was made to pursue, or not pursue, any particular strategic alternative, it was the consensus of the Committee that it should recommend to the Board that a process be initiated to determine whether third parties may be interested in a transaction that would be superior to Baker continuing as an independent company under its existing capital structure or other strategic alternatives that may be available.

The Board had a regularly scheduled meeting on February 27, 2013. Representatives of K&L Gates, counsel to Baker, participated in the meeting. Among other matters discussed at that meeting, the Chair of the Committee reported to the Board on the work of the Committee. While no decision was made with respect to a particular course of action, and Baker continued to explore all strategic alternatives, including continued operation under the current capital structure and business plan, the Board concurred with the Committee’s recommendation that a process be initiated to determine whether third parties may be interested in a transaction that would be superior to Baker continuing as an independent company under its existing capital structure or other strategic alternatives that may be available.

On February 28, 2013, Crescendo notified Baker that it had nominated three individuals for election to the Board at the 2013 annual meeting of Shareholders.

On March 5, 2013, Baker reported its financial results for the fourth quarter and the full year of 2012. Baker reported net income for 2012 from continuing operations of $2.1 million on total contract revenues of $593.4 million, an increase in revenues of 10% over 2011, which increase was primarily driven by revenues from Baker’s RBF Consulting business, which it had acquired on October 3, 2011. This compared to net income from continuing operations of $16.8 million on total contract revenues of $538.4 million in 2011. In addition, the Board declared a $0.16 per Share dividend for the first quarter of 2013, payable on April 3, 2013, to Shareholders of record on March 18, 2013, representing a $0.02 per Share increase from the dividend paid in the fourth quarter of 2012.

In March, Houlihan Lokey, at the direction of the Committee, contacted or responded to inbound inquiries from 20 parties, including DC Capital, to determine whether they would be interested in considering a potential transaction with Baker. Fourteen of the parties contacted signed confidentiality agreements with Baker, and were furnished confidential information regarding Baker, including written materials and information included in an electronic data room and in preliminary meetings with representatives of Baker.

The Board met on March 28, 2013 to receive an update on the work of the Committee, management and the Board’s legal and financial advisors with respect to the review of strategic alternatives, as well as to receive an update on the status of the CEO search. While no decision was made to pursue, or not to pursue, any particular transaction, it was the consensus of the Board that the third-party outreach process should continue.

During April 2013, Baker continued to evaluate potential third-party transactions while continuing to assess other strategic alternatives. At the direction of the Committee, Houlihan Lokey approached several potential strategic partners to solicit expressions of interest in a strategic transaction.

On April 14, 2013, a special meeting of the Board was convened to interview two potential CEO candidates and to receive an update on the strategic assessment process.

During the latter part of April 2013 and the first week of May 2013, Baker received preliminary indications of interest from ten parties contacted by Houlihan Lokey, including IMS. Eight of the preliminary indications of interest included initial indicative cash prices per Share ranging from $25.00 per Share to $33.77 per Share. One party proposed a stock-for-stock merger and another party did not include an indication as to value.

The Board met on May 1, 2013 to discuss the preliminary indications of interest. Representatives of Houlihan Lokey, Jones Day and K&L Gates participated in the meeting. Following an extensive discussion in which the Board’s legal and financial advisors participated, the Board determined to reconvene in a week to allow additional assessment of the full range of strategic options after having an opportunity to gauge Shareholder and analyst reactions to Baker’s first quarter financial results, in addition to taking into account potential indications of interest that might be received in the following days.

On May 2, 2013, Baker announced its financial results for the first quarter of 2013, including increases in net income and earnings per Share compared to the first quarter of 2012. In addition, the Board declared an $0.18 per Share dividend for the second quarter of 2013, representing a $0.02 per Share increase from the dividend paid for the first quarter of 2013. For the quarter, Baker reported net income of $5.5 million, or $0.57 per diluted Share, on revenues of $144.0 million, compared to net income of $1.7 million, or $0.18 per diluted Share, on revenues of $151.7 million in the first quarter of 2012. The substantial improvement in first quarter 2013 net income and earnings per Share resulted from increases in both of Baker’s business segments’ operating income and the effects of Baker’s performance improvement plan.

The Board met on May 8, 2013 and received an update from Houlihan Lokey on the third-party process. Representatives of Jones Day and K&L Gates participated in the meeting. In addition to discussion of the preliminary indications of interest and the parties who had made them, the Board discussed its other strategic alternatives, Baker’s performance during the first quarter of 2013, the status of Baker’s search for a permanent CEO and Baker’s five-year operating plan. While no decision was made to pursue, or not pursue, any particular strategic alternative, it was the consensus of the Board that the Committee should review the preliminary indications of interest that Baker had received and report to the full Board at a future meeting as to the Committee’s recommendations on next steps.

The Committee met on May 15, 2013 to review the terms of a potential recapitalization transaction, the preliminary indications of interest received and the status of the strategic assessment process generally. Representatives of Jones Day and K&L Gates participated in the meeting.

The Board discussed the ongoing strategic assessment process at its regularly scheduled May 16, 2013 meeting. Representatives of Houlihan Lokey, Jones Day and K&L Gates participated in the meeting. The representatives of Houlihan Lokey reviewed the preliminary indications of interest received to date and discussed potential next steps if the Board determined to continue the strategic assessment process. In addition, representatives of Houlihan Lokey reviewed with the Board certain potential strategic alternatives, including a substantial Share repurchase and other transactions to return capital to Shareholders. The Committee provided its views to the full Board on these matters. Among the risks discussed by the Board of a substantial Share repurchase or other transaction to return capital to Shareholders were the leverage that would be required, the reduction of capital available for growth, the greater difficulty in hiring a permanent CEO, the potential altered composition of Shareholder ownership and the liquidity issues arising from being a public company with a small market capitalization after a substantial return of capital to Shareholders. After a discussion of Baker’s strategic alternatives, it was the consensus of the Board that the Committee, working with Houlihan Lokey, should focus its efforts on the next phase of the third-party strategic assessment process, including identifying the participants which could be invited to participate in detailed management presentations and provide second round indications, based on the Committee’s determination, after discussion with the Board’s legal and financial advisors, as to which parties were deemed most likely to provide proposals with the optimal mix of financial terms, particularly price per Share and form of consideration, and non-financial terms, particularly closing certainty and opportunities for Baker employees generally.

The Committee met on May 30, 2013, with the participation of the Board Chairman, senior management and outside counsel to review the status of the strategic assessment process and to determine what steps should be taken next. The Committee Chair reported on her conversations with Houlihan Lokey representatives regarding their discussions with potentially interested parties. The Committee considered the participants in the process thus far, the indications of interest received to date and its discussions with Houlihan Lokey. The Committee noted the desirability of proceeding with a reasonable number of third-party participants in the next phase of the process in light of the demands on management, and took into account the prior indications of interest and the Board’s discussions at its May 23 meeting. After deliberation, the Committee determined that five parties should be invited to continue in the process: IMS, three industry participants (referred to hereafter as Company A, B and C) and one private equity firm (referred to hereafter as Company D), and that these parties would be invited to participate in external due diligence meetings with Baker management. The Committee also determined that Messrs. Zugay and McKnight, together with representatives of Houlihan Lokey, should participate in all such meetings. The Committee Chair communicated the Committee’s decision to Houlihan Lokey, who was instructed to contact these parties regarding the Committee’s decision and to coordinate with management in scheduling meetings with these parties.

During the first week of June 2013, representatives of Company A and Company B came to Baker’s headquarters for separate management presentations and due diligence sessions, each two days in length. On June 7, 2013, representatives of Houlihan Lokey and management briefed members of the Committee on those meetings and on the scheduled management meetings with IMS and Companies C and D in the following week. The Committee further discussed the status of three companies, in addition to Companies A, B, C and D and IMS, which had also provided preliminary indications of interest in the third-party process. It was the consensus of the Committee, taking into account the information that it had received, and after discussion with the Board’s financial advisors, that the proposal of one such company, which contemplated a merger of equals, would not deliver sufficient value, when compared to the other proposals; that another company did not evidence sufficient interest or financial capacity when compared to other interested parties and that the third company, principally because of its different business model and scale of operations, was not perceived to be a good business fit. The Committee’s determination, after discussion with the Board’s legal and financial advisors and management was that IMS and Companies A, B, C and D had evidenced substantial interest and capability to date, and that there were practical benefits of reducing the number of participants in the next phase of the process. Accordingly, it was the consensus of the Committee that Houlihan Lokey and management should focus their efforts on IMS and Companies A, B, C and D at that time, leaving open the possibility that the other three parties could participate in the process later if circumstances warranted. During the second week of June 2013, representatives of IMS, Company C and Company D attended management meetings in Pittsburgh. On June 17, 2013, representatives of Houlihan Lokey and management briefed members of the Committee on these meetings and on matters related to the process for second round proposals. In addition, from time to time during June 2013, representatives of certain of the third parties, including Companies A and B, but not IMS, contacted the Board Chairman to discuss their companies’ business and approach to acquisitions, how Baker would fit into their companies and commitments to Baker and its non-shareholder stakeholders, including Baker’s post-closing governance.

On June 20, 2013, at the Committee’s direction, Houlihan Lokey sent letters describing the process for second round proposals to each of IMS and Companies A, B, C and D. The process letter requested that each of the parties submit a proposal for an acquisition of Baker not later than July 10, 2013. The parties were informed that their proposals should include details on price, form of consideration and structure and business rationale underlying the third party’s interest in a potential transaction and explanation of the strategic fit, including the parties’ intentions with respect to company employees, principal office locations, plans for integrating the business with existing operations and, if applicable, the governance structure of the combined company, and plans for future growth. The parties were also instructed to provide a markup showing proposed changes, if any, to a draft transaction agreement that was provided to them.

On June 21, 2013, representatives of Houlihan Lokey briefed members of the Committee, the Chairman and management on the strategic assessment process. Representatives of Jones Day and K&L Gates participated in the meeting. Representatives of Houlihan Lokey reported that Company D had requested that Baker fund its due diligence expenses, a request not made by the other participants. The Committee, Houlihan Lokey and Jones Day discussed this request. It was the consensus of the Committee that this request should be declined.

The Committee met on June 25, 2013 to review and discuss the terms of a draft transaction agreement to be provided to the remaining participants for markup and submission together with their second-round proposals. A representative of K&L Gates reviewed in detail the material terms and conditions of the draft agreement, including deal protections, alternative transaction provisions, representations and warranties, closing conditions, termination provisions and commitments to employees and other constituencies, among other provisions. The draft transaction agreement contemplated an all cash, single step merger, but the participants were to be informed that two-step structures and non-cash consideration would also be considered. The draft transaction agreement was posted to the Baker data room later that day.

On July 10, 2013, IMS, Company A and Company B each submitted proposals for the acquisition of Baker, together with markups of the draft transaction agreement. Companies C and D elected not to submit revised proposals and withdrew from the process. The IMS proposal was at a price of $37.50 per Share, and was accompanied by a markup prepared by its outside counsel in which the proposed changes generally related to the provisions governing Baker’s ability to pursue alternative transactions and termination fees. The Company A proposal was at a price of $37.00 per Share, and was accompanied by a high-level markup prepared by in-house counsel that reserved for further comment and revision by outside counsel and indicated the need for significant additional negotiation regarding non-financial issues and deal protections were Company A to be selected. The Company B proposal was at a price of $37.00 per Share, and was accompanied by an extensive markup of the transaction agreement prepared by its outside counsel that included proposed changes that representatives of K&L Gates and Jones Day indicated made Company B’s proposed transaction terms less desirable than the other proposals, including changes that decreased deal certainty, weakened the employee and constituency commitments and revised Baker’s proposed deal protections. Each party proposed to nominate one or more current Baker directors to the participant’s board after consummation of a transaction, which the Board regarded as enhancing the credibility of the parties’ respective commitments to Baker’s employees and other constituencies.

The Committee met on July 11, 2013 with representatives of Houlihan Lokey, K&L Gates and Jones Day to discuss the second round proposals received the previous day. Following extensive discussion, the Committee directed Houlihan Lokey to instruct each of the participants to consider increasing their offered price, indicate whether they would entertain a two-step tender offer/short-form merger structure in order to reduce the time between signing and closing and address a range of issues raised by their respective markups of the draft transaction agreement, including in particular proposed changes that would make it more difficult for Baker to entertain superior proposals or increase the cost to Baker of a failure to consummate the proposed transaction, as well as the relative strength of the proposed commitments to Baker’s employees and other stakeholders. The Committee directed Houlihan Lokey to request that improved proposals be provided by noon on July 15, 2013.

On July 12, 2013, Houlihan Lokey communicated the Committee’s requests to the three remaining participants. During the weekend of July 13 and 14, 2013, representatives of Houlihan Lokey, K&L Gates and Jones Day continued discussions with these participants and their respective legal advisors.

On July 15, 2013, IMS and Company A submitted revised proposal letters to Houlihan Lokey. Company B sent an email addressing some of the points raised by counsel on behalf of the Committee. In revised proposals, IMS increased its proposed price to $39.00 per Share from its prior $37.50 per Share, Company A increased its proposed price from $37.00 per Share to $38.50 per Share and Company B increased its proposed price from $37.00 per Share to $38.25 per Share. Each updated submission also addressed, to varying degrees, other terms reviewed with the participants following receipt of the second-round proposals, and each participant indicated a willingness to adopt a two-step tender offer structure for the transaction.

The Board met on July 15, 2013 for the purpose of discussing the third round proposals, as modified by each participant. Representatives of Houlihan Lokey, K&L Gates and Jones Day discussed the three proposals. Representatives of Jones Day and K&L Gates reviewed with the Board Pennsylvania law as it pertained to the duties of directors in considering a strategic transaction, including the authority expressly provided in Pennsylvania law for corporate directors to consider the interests of constituencies other than shareholders and to weigh considerations other than price in determining the best interest of Baker. While noting that the IMS proposal provided the highest price, contained the fewest issues in its markup for further negotiation and generally provided the most favorable mix of commitments to Baker’s non-Shareholder constituencies and mechanisms for post-closing oversight of those commitments, members of the Board requested additional information regarding the current business and future plans of IMS as compared to Companies A and B. The Board agreed to reconvene for a continued discussion on July 16, 2013, with the added participation of the members of Baker’s Operations Committee.

The Board reconvened on July 16, 2013 to discuss further the third round proposals. Representatives of Houlihan Lokey, Jones Day and K&L Gates participated in the meeting. A representative of K&L Gates summarized the relative terms of each participant’s markup of the transaction agreement and answered questions regarding the markups. Among matters discussed were the relative strength of each participant’s commitment to Baker’s current employees and structure; the plans of each participant for Baker’s business, including the intention of Company B to discontinue Baker’s business with U.S. government agencies with respect to classified work for the Federal government requiring security clearances; and the relative financial strength, and need for financing, of each participant, including the need of IMS for transactional financing. The members of the Operations Committee provided their views as to the likely effect of an acquisition by the three parties on Baker and its stakeholders. The Board also considered background information on IMS and information regarding Mr. Campbell’s reputation in the industry. After discussion with key management and its financial advisors and in light of the fact that Companies A and B were better known in the industry than IMS, the Board concluded that it would be advisable to meet Mr. Campbell in person. At the Board’s direction, a representative of Houlihan Lokey contacted Mr. Campbell to request that he meet with the Board, which meeting was scheduled for July 20, 2013.

On July 19, 2013, Company A informed Houlihan Lokey on an unsolicited basis that it was increasing its proposed price to $40.00 per Share, and stated that this was its final offer.

The Board met on July 20, 2013 for the purpose of permitting Mr. Campbell to make a presentation to the directors, and respond to questions, about his background, strategic goals, management philosophy and key business and financial metrics of IMS under which its two principal business lines were conducted. Following the Board’s extended interview, Mr. Campbell was excused and the Board continued its meeting in executive session for the purpose of discussing the directors’ reactions to their meeting with Mr. Campbell, potential next steps and other matters relating to the strategic assessment process. It was the consensus of the Board that a final round of proposals was appropriate in which the three remaining participants would be asked to submit their last, best and final proposals, including final markups of the transaction documents, by July 24, 2013. In order to assure the three remaining parties that they were not just bidding against themselves given that three rounds of proposals had already been solicited, the Board directed Houlihan Lokey to inform the three participants that the Board expected to select a winning party on Friday, July 26th, and finalize definitive documents over the Saturday July 27, Sunday July 28 weekend, if the Board decided to pursue a sale transaction.

On July 22, 2013, revised drafts of the transaction agreement were provided by Baker to each of IMS, Company A and Company B. At the direction of the Board, Houlihan Lokey instructed each participant to provide its best and final proposal, including markups of the transaction agreement, by midday on July 24, 2013, and that the Board intended to select a party to enter into final negotiations on July 26, 2013 with a view to announcing a definitive agreement before trading opened on Monday, July 29, 2013.

On July 24, 2013, both IMS and Company A submitted final proposal letters and revised markups of definitive transaction documents to Baker and its advisors. Company B declined to submit a revised markup, instead sending only a proposal letter. Company A confirmed its earlier indication of a revised price of $40.00 per Share. IMS increased its proposed price from $39.00 per Share to $40.00 per Share. Company B increased its proposed price from $38.25 per Share to $41.25 per Share.

During the afternoon of July 24, 2013, following discussion of the matter with K&L Gates and Jones Day, representatives of Houlihan Lokey communicated to Company B that its failure to submit a markup and apparent insistence on the terms of its July 10th markup was likely to place it at a disadvantage to participants that complied with the ground rules for last, best and final offers. Counsel for Company B and a representative of Company B subsequently participated in a teleconference with representatives of Houlihan Lokey and K&L Gates. While indicating Company B’s general willingness to relax certain requirements with respect to Baker’s representations in the transaction agreement, Company B’s counsel indicated that there would be little, if any, flexibility with respect to Company B’s prior proposals on deal protections, which in the view of K&L Gates and Jones Day were less advantageous to Baker than those set forth in the IMS and Company A markups.

The Board met later on July 24, 2013 to discuss the final round of bids received earlier that day. Representatives of Houlihan Lokey, Jones Day and K&L Gates participated in the meeting. A representative of K&L Gates summarized the comparative terms of the three proposals. Although Company B had proposed the highest price of the three, its unwillingness to provide a revised markup and the discussions with counsel to Company B suggested to the Board that Baker would be less likely to reach agreement on a deal with Company B by the weekend, the established target date for completing the third-party process, with the accompanying risk that the other participants would withdraw or adversely modify their proposals if obstacles emerged by the time Company B provided its proposed revisions to the transaction agreement. Representatives of K&L Gates and Jones Day advised the Board that the other participants’ markups were relatively light. IMS’s markup focused primarily on its financing arrangements and related Baker cooperation covenants and minor changes to deal protection language. No party required a financing contingency, though the parties’ respective financing sources varied: cash under existing credit facilities in the case of Company A and Company B, while IMS was arranging bridge and follow-on financings as well as bank commitments (supported by the equity commitment of Mr. Campbell). The participants agreed to maintain current employee benefits and compensation for two years in the case of Company A and Company B and one year in the case of IMS. IMS agreed to retain the Baker headquarters and name for an unspecified period while the other parties qualified their commitments. All committed to maintain current offices and staffing levels to the extent commercially reasonable. Neither Company A nor Company B agreed to provide mechanisms for enforcement of these provisions, while IMS agreed that for at least three years no action inconsistent with the commitments would be taken without the approval of two of the three directors appointed from the current Board. As to deal protections, each participant agreed to substantially comparable termination fee provisions except for expense reimbursement provisions required by Company A and Company B. Company B also insisted on its version of deal protections with only minimal additional flexibility for the Board to consider other proposals after signing a definitive agreement.

The Board, following these reports and an extensive discussion of the three bids, determined that in light of all relevant factors, IMS’s proposal remained the most favorable to Baker and should be pursued if IMS would improve its proposed purchase price. Accordingly, the Board directed Houlihan Lokey to request that IMS both increase its offer price and provide Baker satisfactory debt and equity commitments not later than Sunday, July 28, 2013.

Representatives of Houlihan Lokey called Mr. Campbell on July 24, 2013 following the Board meeting to communicate the Board’s request that IMS improve its proposed purchase price above $40.00 per Share. On July 25, 2013, Mr. Campbell orally proposed to increase IMS’s proposed price from $40.00 per Share to $40.50 per Share as its best and final offer, and indicated that Jeffries & Co. and its counsel would complete their review and approval of the financing commitments by Sunday, July 28, 2013.

On July 25, 2013, a representative of Company B sent an email to Houlihan Lokey indicating Company B’s continued interest in a transaction.

The Board met on July 25, 2013. Representatives of Houlihan Lokey, Jones Day and K&L Gates participated in the meeting. A representative of Houlihan Lokey reported to the Board on its discussion with Mr. Campbell and on the timetable that IMS had reported for its receipt of financing commitments. A representative of Houlihan Lokey also described the communication from a representative of Company B regarding Company B’s continued interest. After discussion, the Board authorized Houlihan Lokey to contact the representative of Company B to determine whether Company B was in fact willing to offer terms and a transaction timetable that the Board should consider before making a final decision.

An exchange of emails occurred between the representative of Company B and a representative of Houlihan Lokey on July 26, 2013, in which the representative of Company B inquired as to whether Baker was willing to entertain what he characterized, without detail, as a “superior proposal.”

The Board met later in the day on July 26, 2013. Representatives of Houlihan Lokey, Jones Day and K&L Gates participated in the meeting. A representative of Houlihan Lokey reviewed with the Board Houlihan Lokey’s preliminary financial analysis of the IMS proposal. A representative of K&L Gates provided a summary review for the Board of the material terms of the three participants’ proposals and of the status of discussions with counsel for IMS regarding the finalization of the terms of the definitive transaction documents.

A representative of Houlihan Lokey briefed the Board on its email correspondence with the representative of Company B with whom Houlihan Lokey had been communicating with at the Board’s direction. After discussion, the Board directed Houlihan Lokey to telephone the representative of Company B to discuss his email suggestion of a “superior proposal” during the course of the Board meeting. A representative of Houlihan Lokey then spoke with the representative of Company B. During this conversation, the representative of Company B reported that Company B would not further increase its proposed price per Share and that Company B’s deal team would not be available over the weekend. While the representative of Company B indicated that Company B continued to desire to pursue the possible acquisition of Baker, Company B would be unable to reach an agreement before Friday, August 2nd for reasons unrelated to this transaction.

The Board reconvened and was provided with a report on this conversation with the representative of Company B, and engaged in a full discussion of Company B’s position. It was the consensus of the Board that, while Company B’s indicated price of $41.25 was higher than the $40.50 price proposed by IMS, there would be substantial risk in further delaying the process as requested by Company B’s CEO. The Board also discussed the terms proposed by Company B for the definitive agreement, reviewed at the Board’s July 24th meeting, that were less favorable than the terms proposed by IMS, and that Company B’s extended negotiation approach was inconsistent with the transaction process with which IMS and Company A both complied. It was the consensus of the Board that agreeing to Company B’s proposed process without a substantial level of assurance of a favorable outcome would risk losing IMS as an interested party or adversely affecting an alternative with IMS or Company

A should Baker be unable to reach a definitive agreement with Company B. Given this, the advanced state of IMS’s proposal, and the consensus on the part of Baker’s senior operating management that IMS’s proposal was superior based on non-financial factors, it was the consensus of the Board that Baker should focus on whether a transaction with IMS could be finalized based on the timetable communicated to the three final participants on Monday, July 22. The Board scheduled a meeting for Sunday, July 28, 2013 to review the IMS financing commitments and any further developments.

During the course of Saturday, July 27, 2013, and Sunday, July 28, 2013, Baker, IMS and their respective counsel exchanged further drafts of and comments on the definitive transaction documents and related schedules, the Facilitation Agreement and the draft equity and debt commitment letters.

Early in the evening of Sunday, July 28, 2013, IMS confirmed that Jeffries & Co. had received the necessary internal approvals for the final financing commitment. The Board met later that evening. Representatives of Houlihan Lokey, Jones Day and K&L Gates participated in the meeting. The Board received a report from Baker’s management regarding their review of the terms, including financial covenants, reflected in the IMS debt financing commitment letter, and a representative of Jones Day provided a summary of the legal terms of the debt financing commitment received by IMS and responded to questions from the Board. The Board also reviewed, with the assistance of management, the combined capital structure of IMS and Baker should a transaction proceed. After further discussion of the July 26, 2013 email exchanges with representatives of Company B and Baker, a representative of K&L Gates summarized for the Board the material terms of the transaction agreements negotiated with IMS, including provisions relating to financing, the tender offer, deal protections, non-financial issues, conduct of business between signing and closing and Baker’s representations and warranties.

A representative of K&L Gates then reviewed with the Board the proposed resolutions for the Board to consider if it determined to proceed with entering into definitive agreements with IMS. Houlihan Lokey indicated that any opinion that it would provide in connection with the execution of the Merger Agreement would likely include limitations similar to the Opinion Assumptions. The Board agreed to meet before the start of trading on the next morning for the purpose of evaluating any final developments, receiving the financial analysis and fairness opinion of Houlihan Lokey and making a decision whether to proceed with a transaction.

The Board reconvened beginning at 7:30 a.m. on July 29, 2013. Representatives of Houlihan Lokey, Jones Day and K&L Gates participated in the meeting. A representative of Jones Day reviewed with the directors their fiduciary duties to Baker under Pennsylvania law. At this meeting, representatives of Houlihan Lokey reviewed its financial analysis of the proposed transaction and delivered its oral opinion to the Board, which was subsequently confirmed in writing, to the effect that, as of the date of such opinion, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, including the Opinion Assumptions (as described in “–Opinion of the Board’s Financial Advisor” below), and other matters considered by Houlihan Lokey in preparing its opinion, the Offer Price to be received by the holders of Baker Common Stock in the Offer and the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of Baker Common Stock. Following further deliberations, the Board then determined it was in the best interest of Baker to enter into the Merger Agreement with IMS. Accordingly, the Board unanimously adopted resolutions (1) determining that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable and are fair to Shareholders and in the best interests of Baker, (2) approving the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (3) recommending that Shareholders accept the Offer and tender their Shares pursuant to the Offer, (4) proposing the Merger in accordance with Section 1922 of the PBCL by adopting a resolution approving the Merger Agreement as a plan of merger for the purposes of Pennsylvania law, (5) directing that, if required pursuant to the Merger Agreement, the Merger Agreement be submitted to a vote at a meeting of Shareholders entitled to vote hereon, and (6) recommending that Shareholders entitled to vote hereon approve the Merger Agreement (including approval of the Merger Agreement by Shareholders entitled to vote thereon so that the Merger Agreement is adopted for the purposes of Pennsylvania law) at any meeting of Shareholders held for such purpose.

On July 29, 2013, before the U.S. stock markets opened, Baker and IMS jointly announced the transaction.

On August 7, 2013, Baker announced its financial results for the second quarter of 2013, and the Board declared an $0.18 per Share dividend for the third quarter payable on October 2 to Shareholders of record on September 16, 2013.

On August 30, 2013, Baker, IMS and Merger Sub amended the Merger Agreement to provide for the Offer to commence on September 6, 2013 or such other date to which IMS and Baker might mutually agree. On September 3, 2013, Baker and IMS agreed to target Monday, September 9, 2013, for the commencement of the Offer.

On September 9, 2013, IMS filed with the SEC its Schedule TO and Offer to Purchase, and Baker filed with the SEC its Schedule 14D-9.

Reasons for Recommendation

In approving the Merger Agreement and the transactions contemplated thereby and making its recommendation that Shareholders tender their Shares pursuant to the Offer, the Board considered a number of factors, including the following, which the Board believes generally support these decisions:

•	Premium to Market Price. The Board considered that the Offer Price of $40.50 per Share represented a premium of 36.8% over the closing sales price of $29.60 on July 26, 2013, the last trading day prior to the date of the Board’s decision, and a 93.3% premium to the closing sales price on December 18, 2012, the trading day prior to the public announcement of the proposal by KSI to acquire Baker at $24.25 per Share.

•	Review of Strategic Alternatives. The Board considered that it had engaged in an extensive process, with the assistance of the Committee and legal and financial advisors, to review a broad range of strategic alternatives. The process began with the appointment of the Committee in January 2013. Among the strategic alternatives considered were the continued pursuit of Baker’s existing strategic plan under its current capital structure; strategic acquisitions or other investments by Baker, particularly in light of the fact that Baker has no debt and substantive cash and cash-equivalent assets; a recapitalization, self-tender offer or other transaction in which substantial capital could be returned to Shareholders, or Shareholders who desired liquidity could sell all or a substantial portion of their Shares and other Shareholders could retain an investment in Baker; a stock-for-stock merger with another engineering company and a going-private transaction sponsored by an employee stock ownership plan. However, the Board concluded that these alternatives were not likely to provide greater value to Shareholders or benefits to Baker’s other stakeholders than the transactions provided for in the Merger Agreement, and that there were substantial risks presented by pursuing one or more of these alternatives to a third party strategic transaction, due to a number of factors, including the lack of a permanent chief executive officer; Baker’s financial performance, particularly in the third and fourth quarters of 2012; conditions in the engineering industry generally, particularly at the Federal, state and local government levels; Baker’s size and relative resources compared to other participants in the engineering industry; and the difficulty of achieving anticipated benefits of other strategic actions, including prior acquisitions by Baker, in light of uneven general economic conditions in recent years and constraints on spending by federal, state and local governmental authorities.

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Scope of Sales Process. The Board considered the extensive scope of the process initiated by Baker beginning in February 2013 to explore possible strategic transactions with third parties, during which Baker, with the assistance of the Committee and legal and financial advisors, contacted a broad group of potential counterparties regarding their potential interest in a strategic transaction with Baker, of which 14 entered into confidentiality agreements with Baker, 12 held initial meetings with Baker and conducted preliminary due diligence, ten provided preliminary indications of interest and five received substantial presentations from management, had access to extensive information in an electronic data room and conducted substantial due diligence investigations. The Board likewise considered the relative likelihood that the most probable interested parties had been identified in the course of this process, while noting that the Merger Agreement did not foreclose Baker’s ability to respond to superior proposals if made after the Merger Agreement was signed.

•	Proposals Received and History of Negotiations. The Board considered the range of price indications received during the process of soliciting and evaluating third-party expressions of interest, with (1) first-round indications ranging from $25.00 per Share to $33.77 per Share as well as one with a fixed share exchange in a merger of equals, (2) second-round proposals from three third parties at $37.00 per Share to $37.50 per Share, (3) third-round proposals from these parties at $38.25 per Share to $39.00 per Share, and (4) final round proposals (or, in the case of Company B, an indicative price) from $40.00 per Share to $41.25 per Share. The Board likewise considered the range of non-financial terms proposed by the final three parties, and the relative willingness of each to provide improved terms during negotiations on the Board’s ability to consider subsequent proposals, termination rights and fees, protections for Baker’s employees and the interests of other non-Shareholder constituencies. The Board considered the overall value to Baker of the final proposals, and took into account both financial and non-financial terms, including input from the members of its Operations Committee, each of whom ranked IMS first, Company A second and Company B third in terms of non-financial considerations, and concluded that the final IMS proposal represented the best financial and non-financial terms, taken as a whole, that was likely to be achieved based on the history of negotiations with the final three parties.

•	Company B’s Interest. The Board considered Company B’s final indication, which was at an indicated price per Share that was $0.75 per Share higher than the Offer Price. In so doing, the Board evaluated Company B’s indicated price against a number of factors that the Board determined, taken together, made it preferable to finalize a transaction with IMS within the parameters provided to all three final participants, including Company B, rather than depart from these parameters in an attempt to finalize a transaction with Company B on the parameters that Company B informed representatives of the Board it would require. The principal factors considered by the Board in assessing Company B’s proposal were:

•	the magnitude of the price difference (less than 2%) between the indicated prices of IMS and Company B, and the indication by each of IMS and Company B that it would not further increase its indicated price;

•	the fact that Company B failed to provide the specific terms of its proposed definitive documentation when it, Company A and IMS were asked to submit last, best and final offers on July 24, 2013 so that the Board could select a final winning proposal on Friday, July 26, 2013 and announce a definitive transaction prior to the opening of trading on Monday, July 29, 2013;

•	Company B’s statements to the effect that it did not intend to work toward finalizing definitive documentation within the timeline indicated to Company A, Company B and IMS;

•	terms proposed by Company B that raised substantial questions under Pennsylvania law or were otherwise disadvantageous, including provisions relating to the Board’s exercise of its fiduciary duties;

•	the terms and conditions proposed generally by Company B and their potential effect on closing certainty and the likelihood of negotiating mutually satisfactory definitive documentation; and

•	the relative effects of Company B, as compared to IMS, acquiring Baker on Baker’s employees, customers and communities in which it operated and the relative commitments that Company B and IMS had indicated they were willing to make with respect to these matters.

•	Opinion of Financial Advisor. The Board considered the financial analysis reviewed by Houlihan Lokey with the Board, and the oral opinion to the Board (which was confirmed in writing by delivery of Houlihan Lokey’s written opinion dated July 29, 2013), with respect to the fairness, from a financial point of view, of the Offer Price to be received by the holders of Baker Common Stock in the Offer and the Merger pursuant to the Merger Agreement, as of July 29, 2013, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, including, without limitation, the Opinion Assumptions discussed in “The Solicitation or Recommendation–Opinion of the Board’s Financial Advisor” below, and other matters considered by Houlihan Lokey in preparing its opinion. See “The Solicitation or Recommendation–Opinion of the Board’s Financial Advisor.”

•	Commitments With Respect to Non-Shareholder Constituencies. The Board considered the relative strength of the commitments made by IMS, Company A and Company B to Baker’s employees, communities and culture. The Board noted that the IMS proposal was the only proposal to provide an enforcement mechanism for such commitments, by requiring IMS directors selected from the Board approve any decision during the next three years that would be inconsistent with IMS’s undertakings with respect to employee compensation and benefits, maintenance of Baker name and headquarters, maintenance to the extent commercially reasonable of current staffing levels and office locations and of Baker’s charitable commitments. The Board further took into consideration the likely short- and long-term plans of the three final participants and the relative likelihood that an acquisition by a given party would result in significant personnel reductions and consolidations.

•	Likelihood of Completion. The Board considered the relative likelihood that the conditions to the closing of the Offer would be satisfied. The Board likewise considered the limited number and nature of the conditions to IMS’s obligation to consummate the Offer and the Merger.

•	Matters Relating to IMS’s Financial Resources. The Board considered the absence of a financing contingency in the IMS proposal, Baker’s rights under the Merger Agreement to compel specific performance of IMS’s obligations to consummate the Offer and the Merger subject to the satisfaction of the conditions to each, the relative financial resources of IMS independent of its receipt of third-party financing and the terms and conditions of the debt and equity financing commitments received by IMS from Jeffries and Mr. Campbell respectively. The Board likewise considered the reverse termination fee payable by IMS in certain circumstances under the Merger Agreement and Baker’s ability to, in the alternative, seek uncapped monetary damages.

•	Structure of the Proposed Transactions. The Board considered the fact that IMS agreed to structure the transaction as a tender offer which can be completed, and the cash Offer Price in respect of which can be delivered to tendering Shareholders, on a relatively prompt basis, following satisfaction of the conditions to the Offer, with a second-step Merger in which Shareholders who do not tender their Shares in the Offer will receive cash consideration equal to the Offer Price (subject to applicable withholding of taxes). The Board also considered the fact that the Merger could be consummated more promptly using a “short form merger” if at least 80% of the outstanding Shares of Baker’s Common Stock on a fully diluted basis are owned by IMS prior to the Merger, and the grant to IMS under the Merger Agreement of a so-called “top up option” that would enable IMS to purchase sufficient authorized Shares after the closing of the Offer as to cause IMS to hold sufficient Shares to effect such a “short-form merger” that would not require a separate Shareholder vote.

•

Ability to Consider and Respond to Subsequent Proposals and Events. The Board considered the fact that, subject to compliance with the terms of the Merger Agreement, Baker is permitted to engage in discussions with third parties that propose transactions that could reasonably be expected to lead to a “Superior Proposal.” The Board further considered the fact that, subject to compliance with the terms of the Merger Agreement, Baker is permitted to terminate the Merger Agreement in order to approve or recommend an alternative transaction proposed by a third party that is a “Superior Proposal,” upon the payment to Parent of a termination fee of approximately 3% of the total equity payments of the transaction, which amount the Board viewed as reasonable in light of the benefits of the Merger to the Shareholders and customary practice in similar precedent transactions. The Board also considered the fact that, subject to compliance with the terms of the Merger Agreement, the Board is permitted to change its recommendation of the Offer and the Merger if, based on subsequent events or developments, that recommendation would no longer be consistent with the fiduciary duties of the Board under applicable law.

•	Cash Consideration. The Board considered the fact that the Offer Price and Merger consideration would each be payable entirely in cash, which provides certainty of value and immediate liquidity to the Shareholders, while avoiding potential long-term business risk.

•	Other Factors. The Board considered a number of other factors, including: (1) with the assistance of management, the solvency of and availability of capital to Baker following the Merger; (2) with the assistance of counsel, the material terms of the transaction, including the conditions to closing, restrictions on Baker’s conduct of its business under the Merger Agreement, and the availability in a short-form merger of dissenters’ rights to Shareholders who determine that the Merger Consideration is inadequate; and (3) inputs from some, but not all, of Baker’s significant Shareholders encouraging Baker to pursue a third-party strategic transaction.

The Board also considered a variety of risks and other countervailing considerations concerning the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including, among other things, the following factors:

•	Company B’s Interest. Company B’s indicated price of $41.25 per Share as discussed above and in “–Background of the Merger” on pages 15 to 25.

•	No Shareholder Participation in Future Growth. Shareholders will have no continuing equity interest in Baker’s business and, therefore, will not have the opportunity to participate in any possible growth and profits of Baker following the Effective Time of the Merger. In this regard, the Board was aware of and took into account Baker’s disappointing results of operations in the third and fourth quarters of 2012, the performance improvement plan initiated by Baker in November 2012, Baker’s generally improved results of operations in the first and second quarters of 2013, management’s forecast of continuing improvement in Baker’s prospects in the period 2013-2017 (see “–Baker Projections” below) and Baker’s unlevered balance sheet and substantial cash and cash equivalents which could be used absent a transaction such as the Merger in an effort further to improve Baker’s future prospects as a stand-alone company.

•	Restrictions on Soliciting Proposals. The Merger Agreement imposes restrictions on soliciting competing acquisition proposals.

•	Termination Fee. The Merger Agreement includes an $11.2 million termination fee payable by Baker to accept a “Superior Proposal,” and this would make it more costly for any other potential purchaser to acquire Baker.

•	Potential Negative Effects on Baker Pending Closing. The announcement of the Offer and the Merger, the constraints on Baker’s operations pending Closing pursuant to the Merger Agreement and the diversion of the time and energies of Company management and employees in connection therewith may disrupt Baker’s business, may impair the ability of Baker to attract and retain key personnel and may distract Baker’s management from focusing on Baker’s ongoing business.

•	Taxable Consideration. The cash consideration to be received by the Shareholders in the Offer and the Merger is taxable.

•	Purchaser Representation on Baker’s Board. IMS will have the ability to obtain representation on Baker’s Board proportionate to its ownership of Shares during the time period between the completion of the Offer and the Effective Time of the Merger.

•	Purchaser Financing Risks. While IMS’s obligations to consummate the Offer and the Merger are not subject to a contractual financing contingency, and while IMS is a substantial operating company and similar in size to Baker, IMS’s ability to consummate the Offer and the Merger in the manner and on the timetable described in the Merger Agreement will depend on its third-party financing, the availability of which cannot be assured notwithstanding the Equity Commitment and the Debt Commitment.

•	Potential Risks to Baker if Not Consummated. Baker may incur significant costs and other harm to its value, business, employees and business relationships if the Offer is not completed or the Merger is not consummated.

•	Potential Conflicts of Interests. The executive officers and directors of Baker may have interests in the Merger and the Offer or the other transactions contemplated by the Merger Agreement that are different from, or in addition to, those of Baker’s Shareholders. See Item 3 (“–Past Contacts, Transactions, Negotiations and Agreements”).

The factors listed above as supporting the Board’s decisions were determined by the Board to outweigh the countervailing considerations and risks. The foregoing discussion of the Board’s reasons for its recommendation to accept the Offer is not meant to be exhaustive, but addresses the material information and factors considered by the Board in connection with its recommendation. In view of the wide variety of factors considered by the Board in connection with the evaluation of the Offer and the complexity of these matters, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Rather, the Board made its determinations and recommendations based on the totality of the information presented to it, and the judgments of individual members of the Board may have been influenced to a greater or lesser degree by different factors.

Opinion of the Board’s Financial Advisor

On July 29, 2013, Houlihan Lokey rendered an oral opinion to the Board (which was confirmed in writing by delivery of Houlihan Lokey’s written opinion dated July 29, 2013), to the effect that, as of July 29, 2013, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, including, without limitation, the Opinion Assumptions, and other matters considered by Houlihan Lokey in preparing its opinion, the Offer Price to be received by the holders of Baker Common Stock in the Offer and the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of Baker Common Stock.

Houlihan Lokey’s opinion was directed to the Board and only addressed the fairness, from a financial point of view, of the Offer Price to be received by the holders of Baker Common Stock in the Offer and the Merger pursuant to the Merger Agreement and does not address any other aspect or implication of the Offer and the Merger. The summary of Houlihan Lokey’s opinion in this Schedule 14D-9 is qualified in its entirety by reference to the full text of its written opinion, which is included as Exhibit (a)(5)(G) to this Schedule 14D-9 and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken, including, without limitation, the Opinion Assumptions, and other matters considered by Houlihan Lokey in preparing its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this Schedule 14D-9 are intended to be, and do not constitute advice or a recommendation to the Board, any security holder or any other party as to how to act with respect to any matter relating to, or whether to tender Shares in connection with, the Offer and the Merger or otherwise.

In arriving at its opinion, Houlihan Lokey, among other things:

•	reviewed a draft, dated July 29, 2013, of the Merger Agreement;

•	reviewed a draft, dated July 28, 2013, of the Facilitation Agreement;

•	reviewed certain publicly available business and financial information relating to Baker that Houlihan Lokey deemed to be relevant;

•	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of Baker made available to Houlihan Lokey by Baker, including financial projections (and adjustments thereto) prepared by or discussed with the management of Baker relating to Baker for the years ending 2013 through 2017 (which we refer to herein as the “Projections”) and estimates prepared by or discussed with the management of Baker relating to the value of Baker’s net operating loss carryforwards (which we refer to herein as the NOL Valuation) and certain land rights of Baker (which we refer to herein as the Land Valuation);

•	spoke with certain members of the management of Baker regarding the business, operations, financial condition and prospects of Baker, the Offer and the Merger and related matters, including the reasons behind Baker’s determination not to pursue the Alternative Proposals (as defined below);

•	compared the financial and operating performance of Baker with that of other public companies that Houlihan Lokey deemed to be relevant;

•	considered the publicly available financial terms of certain transactions that Houlihan Lokey deemed to be relevant;

•	reviewed the current and historical market prices for Baker Common Stock, and the current and historical market prices of the publicly traded securities of certain other companies that Houlihan Lokey deemed to be relevant; and

•	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to Houlihan Lokey, discussed with or reviewed by Houlihan Lokey, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, management of Baker advised Houlihan Lokey, and Houlihan Lokey assumed, that the Projections (and adjustments thereto) were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of Baker as to the future financial results and condition of Baker, and Houlihan Lokey expressed no opinion with respect to the Projections or the assumptions on which they were based. Houlihan Lokey relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Baker since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to Houlihan Lokey’s analyses or opinion, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading. Houlihan Lokey relied upon and assumed, without independent verification, the assessments of the management of Baker regarding the NOL Valuation and the Land Valuation.

Houlihan Lokey relied upon and assumed, without independent verification, that (1) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments that are referred to therein were true and correct, (2) each party to the Merger Agreement and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party, (3) all conditions to the consummation of the Offer and the Merger would be satisfied without waiver thereof, and (4) the Offer and the Merger would be consummated in a timely manner in accordance with the terms described in the Merger Agreement and such other related documents and instruments, without any amendments or modifications thereto. Houlihan Lokey relied upon and assumed, without independent verification, that (a) the Offer and the Merger would be consummated in a manner that complies in all respects with all applicable foreign, federal and state statutes, rules and regulations, including applicable Pennsylvania law as referenced in the paragraph below, and (b) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Offer and the Merger would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would have an effect on the Offer and the Merger or Baker that would be material to Houlihan Lokey’s analyses or opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final form of the Merger Agreement would not differ in any respect that would be material to Houlihan Lokey’s analyses or opinion from the draft of the Merger Agreement identified above.

Furthermore, in connection with its opinion, Houlihan Lokey was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of Baker or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of any entity or business. Houlihan Lokey undertook no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Baker was or may have been a party or was or may have been subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which Baker was or may have been a party or was or may have been subject. The Board informed Houlihan Lokey that Baker received proposals to acquire Baker from parties other than IMS and DE Merger Sub (which we refer to herein as the “Alternative Proposals”), including one proposal at a price per Share higher than the Offer Price, that the Board determined, after consultation with its legal advisors and based on the considerations set forth in the Board’s resolutions (other than any factors described therein relating to the work of Houlihan Lokey) authorizing, and in connection with authorizing, the Merger Agreement, that it was in the best interests of Baker and consistent with the fiduciary duties of the Board under Pennsylvania law for Baker to enter into the Merger Agreement with IMS and DE Merger Sub and not to further pursue or enter into any definitive agreement with respect to any such Alternative Proposal, and that the Board directed Houlihan Lokey to disregard the existence and terms of the Alternative Proposals in connection with Houlihan Lokey’s opinion (the foregoing sentence is referred to herein as the “Board’s Instruction”).

Houlihan Lokey’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of its opinion. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to Houlihan Lokey’s attention after the date of its opinion.

Houlihan Lokey’s opinion was furnished for the use of the Board (in its capacity as such) in connection with its evaluation of the Offer and the Merger and may not be used for any other purpose without Houlihan Lokey’s prior written consent. Houlihan Lokey’s opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. Houlihan Lokey’s opinion was not intended to be, and does not constitute, a recommendation to the Board, any security holder or any other party as to how to act with respect to any matter relating to, or whether to tender Shares in connection with, the Offer and the Merger or otherwise.

Houlihan Lokey was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (1) the underlying business decision of Baker, its security holders or any other party to proceed with or effect the Offer and the Merger and not to pursue the Alternative Proposals, (2) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Offer and the Merger or otherwise (other than the Offer Price to the extent expressly specified in Houlihan Lokey’s opinion), including any terms or aspects of the Facilitation Agreement entered into in connection with the Offer and the Merger, (3) the fairness of any portion or aspect of the Offer and the Merger to the holders of any class of securities, creditors or other constituencies of Baker, or to any other party, except if and only to the extent expressly set forth in the last sentence of Houlihan Lokey’s opinion, (4) the relative merits of the Offer and the Merger as compared to any alternative business strategies or transactions that might be available for Baker or any other party, including the Alternative Proposals, (5) the fairness of any portion or aspect of the Offer and the Merger to any one class or group of Baker’s or any other party’s security holders or other constituents vis-à-vis any other class or group of Baker’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (6) whether or not Baker, its security holders or any other party is receiving or paying reasonably equivalent value in the Offer and the Merger, (7) the solvency, creditworthiness or fair value of Baker or any other participant in the Offer and the Merger, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (8) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Offer and the Merger, any class of such persons or any other party, relative to the Offer Price or otherwise. Furthermore, no opinion, counsel or interpretation was intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. Houlihan Lokey assumed that such opinions, counsel or interpretations were or would be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of the Board, on the assessments by the Board, Baker and their respective advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to Baker and the Offer and the Merger or otherwise. All of the foregoing matters in this paragraph, together with all other assumptions, directions and limitations described in Houlihan Lokey’s opinion, including the Board’s Instruction, are referred to as the “Opinion Assumptions.”

In preparing its opinion to the Board, Houlihan Lokey performed a variety of analyses, including those described below. The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither a fairness opinion nor its underlying analyses is readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors or focusing on information presented in tabular format, without considering all analyses, methodologies and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques.

In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of the opinion. Houlihan Lokey’s analyses involved judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the control of Baker, such as the impact of competition on the business of Baker and on the industry generally, industry growth and the absence of any material change in the financial condition and prospects of Baker or the industry or in the markets generally. No company, transaction or business used in Houlihan Lokey’s analyses for comparative purposes is identical to Baker or the proposed Offer and Merger and an evaluation of the results of those analyses is not entirely mathematical. Houlihan Lokey believes that mathematical derivations (such as determining average and median) of financial data are not by themselves meaningful and should be considered together with qualities, judgments and informed assumptions. The estimates contained in Baker’s analyses and the implied reference range values indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of Baker. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

Houlihan Lokey’s opinion was provided to the Board in connection with its evaluation of the proposed Offer and Merger and was only one of many factors considered by the Board in evaluating the proposed Offer and Merger. Please see “The Solicitation or Recommendation–Recommendation.” Neither Houlihan Lokey’s opinion nor its analyses were determinative of the Offer Price or of the views of the Board or the management of Baker with respect to the Offer and the Merger or the Offer Price. The type and amount of consideration payable in the Offer and the Merger were determined through negotiation between Baker and IMS and DE Merger Sub, and the decision to enter into the Offer and the Merger was solely that of the Board.

The following is a summary of the material analyses reviewed by Houlihan Lokey with the Board in connection with Houlihan Lokey’s opinion rendered on July 29, 2013. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Houlihan Lokey’s analyses.

For purposes of its analyses, Houlihan Lokey reviewed and used a number of financial metrics, including:

•	Enterprise Value calculated as the value of the relevant company’s outstanding equity securities based on the relevant company’s closing stock price, plus debt outstanding, plus preferred stock outstanding less the amount of cash and cash equivalents on its balance sheet, as of a specified date.

•	Transaction Value calculated as implied enterprise value of the target company based on the announced transaction equity price and other public information available at the time of the announcement.

•	Earnings before interest, taxes, depreciation, and amortization, adjusted for certain non-recurring items, or Adjusted EBITDA.

Unless the context indicates otherwise, enterprise values and equity values derived from the selected companies analysis described below were calculated using the closing price of Baker Common Stock and the common stock of the selected companies listed below as of July 24, 2013, and transaction values for the target companies derived from the selected transactions analysis described below were calculated as of the public announcement date of the relevant transaction based on the purchase prices to be paid in the selected transactions. Accordingly, this information may not reflect current or future market conditions. For the selected companies analysis described below, Latest Twelve Months (which we refer to herein as “LTM”) Adjusted EBITDA (for the twelve month period ending June 2, 2013) and estimates of Next Fiscal Year (which we refer to herein as “NFY”) Adjusted EBITDA (for the fiscal year ending December 31, 2013) for Baker (and adjustments thereto) were provided by the management of Baker. LTM Adjusted EBITDA (based on the latest twelve month information that was publicly available on July 24, 2013) and estimates of NFY Adjusted EBITDA (for the year ending December 31, 2013) for the selected companies listed below were based on certain publicly available consensus research analyst estimates, public filings and other publicly available information for the selected companies.

Selected Companies Analysis. Houlihan Lokey calculated multiples of enterprise value based on certain financial data for Baker and the following selected companies:

•	AECOM Technology Corporation

•	CH2M HILL Companies, Ltd.

•	Hill International, Inc.

•	Jacobs Engineering Group Inc.

•	KBR, Inc.

•	Stantec Inc.

•	Tetra Tech, Inc.

•	TRC Companies, Inc.

•	URS Corporation

The calculated multiples included:

•	Enterprise value as a multiple of LTM (based on the latest twelve month information that was publicly available on July 24, 2013 for the selected companies, and the twelve month period ending June 2, 2013 for Baker) Adjusted EBITDA; and

•	Enterprise value as a multiple of estimated NFY (for the year ending December 31, 2013) Adjusted EBITDA.

The selected companies analysis indicated the following:

Multiple Description	Low	High	Median	Mean
Enterprise Value as a multiple of:
LTM (based on the latest twelve month information that was publicly available on July 24, 2013 (actual)) Adjusted EBITDA	5.9x	11.9x	8.6x	8.7x

NFY (year ending December 31, 2013 (projected)) Adjusted EBITDA	5.4x	9.9x	7.4x	7.5x

Houlihan Lokey applied multiple ranges of 6.0x to 7.0x LTM Adjusted EBITDA and 5.5x to 6.5x NFY Adjusted EBITDA based on the selected companies analysis to the corresponding financial data for Baker. This analysis indicated the following implied per share reference range for Baker, as compared to the proposed per share Offer Price in the Offer and the Merger:

Implied Per Share Equity Reference Ranges for Baker based on:		Per Share Offer Price in the Offer and the Merger
LTM (ending June 2, 2013 (actual)) Adjusted EBITDA	NFY (ending December 31, 2013 (projected)) Adjusted EBITDA
$29.74 - $33.17	$30.50 - $34.38	$40.50

Selected Transactions Analysis. Houlihan Lokey calculated multiples of enterprise value and per share equity value based on the estimated purchase prices paid in the following selected publicly-announced transactions:

Acquiror	Target
Aegion Corporation	Brinderson, L.P.
Pike Enterprises, Inc.	UC Synergetic, Inc.
GENIVAR Inc.	WSP Group PLC
Technip	The Shaw Group Inc. (Energy & Chemicals Segment)
Cardno USA, Inc.	ATC Group Services Inc.
Michael Baker Corporation	RBF Consulting, Inc.
CH2M HILL Europe Limited	Halcrow Holdings Limited
AMEC plc	MACTEC, Inc.
CH2M HILL Companies, Ltd.	Certain segments of Booz Allen Hamilton Inc.
AECOM Technology Corporation	Davis Langdon & Seah International
AECOM Government Services, Inc.	McNeil Technologies, Inc.
WS Atkins plc	The PBSJ Corporation
URS Corporation	Scott Wilson Group plc
Michael Baker Corporation	The LPA Group Incorporated
Willbros Group, Inc.	InfrastruX Group, Inc.
John Wood Group PLC	Baker/MO Services, Inc.
SAIC, Inc.	R. W. Beck Group, Inc.
ARCADIS U.S., Inc.	Malcolm Pirnie, Inc.
Tetra Tech, Inc.	Wardrop Engineering, Inc.

The calculated multiples included:

•	Transaction value as a multiple of LTM Adjusted EBITDA for the most recent LTM period prior to the announcement of the relevant transaction.

The selected transactions analysis indicated the following:

Multiple Description	Low	High	Median	Mean
Transaction Value as a multiple of:
LTM (for the most recent LTM period prior to the announcement of the transaction) Adjusted EBITDA	5.0x	12.9x	6.5x	7.4x

Houlihan Lokey applied multiple ranges of 6.0x to 7.0x LTM Adjusted EBITDA based on the selected transactions analysis to the corresponding financial data for Baker. This analysis indicated the following implied per share reference range for Baker, as compared to the proposed per share Offer Price in the Offer and the Merger:

Implied Per Share Equity Reference Range for Baker based on LTM (ending June 2, 2013 (actual)) Adjusted EBITDA	Per Share Offer Price in the Offer and the Merger
$29.74 - $33.17	$40.50

Discounted Cash Flow Analysis. Houlihan Lokey performed a discounted cash flow analysis of Baker by calculating the estimated net present value of the unlevered, after-tax free cash flows that Baker was forecasted to generate through the fiscal year ending 2017 based on the Projections provided by the management of Baker. Houlihan Lokey calculated terminal values for Baker by applying a range of perpetuity growth rates of 2.50% to 3.00% to Baker’s fiscal year 2017 estimated unlevered free cash flow, adjusted to normalize certain items. The present values of the cash flows and terminal values were then calculated using discount rates ranging from 14.50% to 15.50%. The discounted cash flow analysis indicated the following implied per share reference range for Baker, as compared to the proposed per share Offer Price in the Offer and the Merger:

Implied Per Share Equity Reference Range for Baker	Per Share Offer Price in the Offer and the Merger
$37.22 - $40.51	$40.50

Other Matters

Houlihan Lokey was engaged by the Board to act as its financial advisor in connection with the Offer and the Merger and provide financial advisory services, including an opinion to the Board regarding the fairness from a financial point of view of the Offer Price to be received by the holders of Baker Common Stock in the Offer and the Merger pursuant to the Merger Agreement. Houlihan Lokey was engaged based on, among other factors, Houlihan Lokey’s experience in the engineering industry, its familiarity with Baker and its general reputation as an independent financial advisory firm. Houlihan Lokey is regularly engaged to provide advisory services in connection with mergers and acquisitions, financings, and financial restructurings. Pursuant to the engagement letter, Houlihan Lokey will receive a fee for such services, estimated to be approximately 1 percent of the transaction value, a portion of which became payable upon the delivery of Houlihan Lokey’s opinion and the principal portion of which is contingent upon the consummation of the Offer and the Merger. Baker has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws arising out of or relating to Houlihan Lokey’s engagement.

In the ordinary course of business, certain of Houlihan Lokey’s employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, Baker, IMS, DE Merger Sub, or any other party that may be involved in the Offer and the Merger and their respective affiliates or any currency or commodity that may be involved in the Offer and the Merger.

Houlihan Lokey and certain of its affiliates have in the past provided investment banking, financial advisory and other financial services to Baker and DC Capital, an affiliate of IMS and DE Merger Sub, or one or more security holders, affiliates and/or portfolio companies of investment funds affiliated or associated with DC Capital (collectively, “DC Capital Parent Group”), for which Houlihan Lokey and such affiliates have received compensation. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and other financial services to Baker, DC Capital Parent Group, other participants in the Offer and the Merger or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and such affiliates may receive compensation. Furthermore, in connection with bankruptcies, restructurings, and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, Baker, DC Capital Parent Group, other participants in the Offer and the Merger or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and such affiliates have received and may receive compensation.

Baker Projections

Baker does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year given the unpredictability of underlying assumptions and estimates. However, Baker provided to IMS and other third parties certain background information about Baker, in connection with their due diligence reviews, including certain prospective financial information for 2013-2017 in March 2013 concerning Baker’s future financial condition and performance that had been prepared by management in connection with the strategic assessment process that led to the Offer and the Merger, a summary of which Baker has included below. The Projections also were provided to Houlihan Lokey for use in connection with its opinion.

The Projections were not prepared with a view toward public disclosure and, accordingly, do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or generally accepted accounting principles (GAAP). Deloitte & Touche, LLP, Baker’s independent registered public accounting firm, has not audited, compiled or performed any procedures with respect to the Projections and does not express an opinion or any form of assurance related thereto.

The summary of the Projections are not being included in this recommendation to influence a shareholder’s decision whether to tender Shares in the Offer, but is being included because the Projections were provided to IMS and other third parties.

The Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of Baker’s management. Since the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and financial market conditions, all of which are difficult or impossible to predict and many of which are beyond Baker’s control. The Projections also reflect assumptions as to certain business decisions that are subject to change. In addition, the Projections might be affected by Baker’s ability to achieve strategic goals, objectives and targets over the applicable periods. The Projections also assume Baker would remain as a stand-alone, public company.

Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown. The inclusion of the Projections below should not be regarded as an indication that Baker or any of its affiliates, advisors, officers, directors or representatives considered or consider the Projections to be predictive of actual future events or events which have occurred since the date of such forecasts, and the Projections should not be relied upon as such. Neither Baker nor any of its affiliates, advisors, officers, directors or representatives gives any assurance that actual results will not differ materially from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error. Baker does not intend to make publicly available any update or other revision to the Projections, except as otherwise required by law. Neither Baker nor any of its affiliates, advisors, officers, directors or representatives has made or makes any representation to any Shareholder or other person regarding the ultimate performance of Baker compared to the information contained in the Projections or that the Projections will necessarily be achieved. Baker has made no representation to IMS, Merger Sub or their affiliates, in the Merger Agreement or otherwise, concerning the Projections.

The ultimate achievability of the Projections is also subject to numerous risks and uncertainties including, but not limited to, the risks and uncertainties described in Baker’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, and subsequent filings made with the SEC.

The Projections do not take into account any circumstances or events occurring after the date they were prepared, including the transactions contemplated by the Merger Agreement or the announcement thereof. Furthermore, the Projections do not take into account the effect of any failure of the transactions described in the Merger Agreement to occur and should not be viewed as accurate or continuing in that context.

In light of the foregoing factors and the uncertainties inherent in the Projections, Shareholders are cautioned not to place undue reliance on the Projections. The Projections should be evaluated, if at all, in conjunction with the information regarding Baker contained elsewhere in this Schedule 14D-9 and the historical financial statements and other information regarding Baker contained in Baker’s public filings with the SEC.

The Projections and Baker’s actual results of operations for 2012 (including solely for reference purposes) are as follows:

	Fiscal Year Ending December 31,
	2012A	2013E	2014E	2015E	2016E	2017E
Gross Fees	$593.4	$565.2	$593.1	$628.3	$667.5	$702.1
% Growth	-3.9%	-4.7%	4.9%	5.9%	6.2%	5.2%
Gross Profit	$90.4	$99.3	$108.8	$123.7	$137.8	$146.9
Gross Margin %	15.2%	17.6%	18.3%	19.7%	20.6%	20.9%
SG&A	86.5	75.7	77.6	79.9	82.7	85.6
% Revenue	14.6%	13.4%	13.1%	12.7%	12.4%	12.2%
Other Income	1.8	(0.7)	(1.0)	0.0	0.0	0.0
Depreciation & Amortization	17.6	11.6	9.5	7.0	6.6	6.5
Total Adjustments[1]	6.6	1.8	0.0	0.0	0.0	0.0
Adjusted EBITDA[2]	$29.6	$36.3	$39.7	$50.8	$61.7	$67.7
Adjusted EBITDA Margin %	5.0%	6.4%	6.7%	8.1%	9.2%	9.6%

1.	Figures do not include an add-back for stock based compensation expense.
2.	Adjusted EBITDA reflects earnings before interest, taxes, depreciation and amortization adjusted for one time cost items and/or recurring expenses that Baker does not expect to incur in the future.

Baker’s results of operations for the first two quarters of 2013, and expected results of operations for the third quarter of 2013 (based on preliminary information available) are generally consistent with the 2013 projections included above.

NONE OF BAKER, IMS OR MERGER SUB INTENDS TO, OR UNDERTAKES ANY OBLIGATION TO, UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THE PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION BY BAKER’S MANAGEMENT THEREOF, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH FORECASTS ARE SHOWN TO BE IN ERROR OR CHANGE, EXCEPT AS REQUIRED BY LAW.

Intent to Tender

To Baker’s knowledge, after making reasonable inquiry, all of Baker’s executive officers and members of the Board currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by such person pursuant to the Offer (other than Shares as to which such holder does not have discretionary authority) and, if necessary, to vote such Shares in favor of the adoption of the Merger Agreement. Baker has been advised that certain Shares currently held by certain directors may be gifted to not-for-profit organizations prior to the closing of the Offer, and in such event, such transactions will be reported in an amendment to this Schedule 14D-9. As of the date on which this Schedule 14D-9 was filed with the SEC, Baker’s directors and executive officers beneficially own in the aggregate 170,390 outstanding Shares, which Shares represent 1.7% of the outstanding Shares on a fully diluted basis.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used

The Board has retained Houlihan Lokey as its financial advisor in connection with the Offer and the Merger. Information pertaining to the retention of Houlihan Lokey is set forth in Item 4 under “—Opinion of the Board’s Financial Advisor” and is incorporated herein by reference in this Item 5.

Except as set forth above, neither Baker nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to security holders of Baker with respect to the Offer, the Merger or any of the Contemplated Transactions.

Item 6.	Interest in Securities of the Subject Company

Other than in the ordinary course of business in connection with Baker’s employee benefit plans, no transactions with respect to the Shares have been effected by Baker or, to the knowledge of Baker, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days. Baker has been advised that certain Shares currently held by certain directors may be gifted to not-for-profit organizations prior to the closing of the Offer, and in such event, such transactions will be reported in an amendment to this Schedule 14D-9.

Item 7.	Purposes of the Transaction and Plans or Proposals

Except as set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9), as of the date of filing this Schedule 14D-9 with the SEC, Baker is not undertaking and is not engaged in any negotiations in response to the Offer that relate to (1) a tender offer for, or other acquisition of, Baker’s securities by Baker, any of its subsidiaries or any other person, (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Baker or any of its subsidiaries, (3) any purchase, sale or transfer of a material amount of assets of Baker or any of its subsidiaries, or (4) any material change in the present dividend rate or policy, indebtedness or capitalization of Baker.

Except as set forth in this Schedule 14D-9 or the Offer to Purchase, there are no transactions, resolutions of the Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

Item 8.	Additional Information

Top-Up Option

Baker has also granted to Merger Sub an irrevocable option (the “Top-Up Option”) to purchase, at a price per Share equal to the Offer Price, that number of newly issued Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned, directly or indirectly, by IMS at the time of exercise of the Top-Up Option, constitutes one Share more than 80% of the total outstanding Shares (calculated on a fully diluted basis after giving effect to the issuance of the Top-Up Shares). Merger Sub may exercise the Top-Up Option at any time following the consummation of the Offer and prior to the earliest to occur of (1) the Effective Time and (2) the termination of the Merger Agreement in accordance with its terms.

Merger Sub will pay the Offer Price for the Top-Up Shares (1) entirely in cash or (2) by (a) an amount in cash equal to not less than the aggregate par value of the Top-Up Shares and (b) delivery of a full-recourse promissory note bearing interest at 5.0% per annum with a principal amount equal to the aggregate purchase price pursuant to the Top-Up Option less the amount paid in cash. The promissory note will be due on the first anniversary date of the execution of the note, but may be prepaid at any time in whole or in part without premium or penalty. The Merger Agreement provides that neither the Shares issued pursuant to the exercise of the Top-Up Option nor the payment by Merger Sub to Baker of consideration in respect thereof will be taken into account in any determination of the fair value of any Shares with respect to which dissenters rights are perfected.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our Named Executive Officers (as such term is defined in Regulation S-K, “NEO”) that is based on or otherwise relates to the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use this term to describe the merger-related compensation payable to our NEOs. The amounts set forth in the table are estimates based on the following assumptions:

•	consummation of the Offer constitutes a change of control for purposes of the applicable compensation plan or agreement, and the Offer was consummated on September 5, 2013, the latest practicable date prior to the filing of this Schedule 14D-9;

•	under the terms of the Continuation Agreements, in the event that any benefit payable constitutes a “parachute payment” within the meaning of Internal Revenue Code Section 280G and would be subject to excise tax imposed by Section 4999 of the Internal Revenue Code, then payments shall be provided either in full or reduced to an amount in which no portion of the benefits would be subject to excise tax, whichever provides the greater after-tax benefit;

•	the amounts in the table below represent the benefits without consideration of reduction to avoid excise tax; and

•	the price per Share paid in the Offer and Merger was $40.50, the per Share price payable under the Offer and the Merger Agreement.

The table below reflects the amounts each NEO will receive in connection with or as a result of the Offer and the Merger, as well as amounts each NEO will receive in the event the NEO’s employment is terminated by Baker other than for cause or the executive terminates his or employment for good reason immediately following the consummation of the Offer and Merger. Each NEO has a Continuation Agreement as described in Item 3 above.

The amounts reported below are estimates based on multiple assumptions that may or may not actually occur, including the assumptions described above, and elsewhere in this Schedule 14D-9. These estimates will not be used to determine actual benefits paid, which will be calculated in accordance with the terms of the Merger Agreement, the NEO’s Continuation Agreement or any other related agreement, plan or arrangement, as applicable, and may materially differ from these estimates. As a result, the golden parachute compensation, if any, to be received by an NEO may materially differ from the amounts set forth below.

Name(1)	Cash ($)(2)	Equity ($)(3)	Pension/ NQDC ($)	Perquisites/ Benefits ($)(4)	Tax Reimbursement ($)	Other ($)(5)	Total ($)
Michael J. Zugay	1,739,183	142,479		43,175		16,240	1,941,076
H. James McKnight	1,739,183	142,479		47,315		36,493	1,965,470
S. Robert Kallenbaugh	900,015			27,337		49,845	977,197
James M. Twomey	765,440	45,441		30,833		13,576	855,291
Jeffrey S. Hill	746,773	40,622		22,502		22,527	832,426

(1)	Does not include information with respect to G. John Kurgan, a NEO, who resigned from Baker effective March 4, 2013.
(2)	Includes the cash amount payable upon a termination other than for cause or the executive terminates his or employment for good reason under the terms of the Continuation Agreements.
(3)	Consists of the lump sum payment for the unvested Restricted Stock held by each NEO at the Effective Time pursuant to the Merger Agreement.
(4)	Consists of the estimated value of the continuation of the following benefits pursuant to the Continuation Agreements: medical, dental, disability and life insurance coverage currently provided to each NEO.
(5)	Consists of the amount payable to each NEO for the accrued but unused vacation as of August 4, 2013, in the event the NEO leaves Baker as a result of the Offer or Merger.

In addition to the amounts set forth in the table above, the Board may make retention bonus awards prior to the closing of the Offer of up to an aggregate of $1,100,000 to senior executives in the Office of the Chief Executive and the Operations Committee, which may include certain NEOs and to directors for retention purposes and/or in recognition of additional time and extraordinary effort in connection with the Board’s strategic review process. Of this $1,100,000 pool, the amount to be allocated to key executives may not exceed $1,000,000. As of the date on which this Schedule 14D-9 was filed with the SEC, awards under this pool had not been made.

State Anti-Takeover Statutes

Business Combinations

Subchapter F of Chapter 25 of the PBCL prohibits a registered corporation from engaging in any “business combination” (defined to include a merger and certain other transactions) with any “interested shareholder” (generally, a person that is (1) the beneficial owner, directly or indirectly, of shares entitling that person to cast at least 20% of the votes that all shareholders would be entitled to cast in an election of directors or (2) an affiliate or associate of the corporation and at any time within the 5 year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of shares entitling that person to cast at least 20% of the votes that all shareholders would be entitled to cast in an election of directors) other than, inter alia , a business combination approved by the board of directors of the corporation prior to the interested shareholder’s share acquisition date (i.e. , the date on which the interested shareholder reached the requisite 20% beneficial ownership threshold described above), or where the purchase of shares made by the interested shareholder on the interested shareholder’s share acquisition date had been approved by the board of directors of the corporation prior to the shareholder’s share acquisition date. The Board has approved Merger Sub’s acquisition of shares pursuant to the Offer, the Merger and the Top-Up Option and therefore Subchapter F of Chapter 25 of the PBCL does not apply to the Offer, the Merger or the Top-Up Option.

Pennsylvania Takeover Disclosure Law

The Pennsylvania Takeover Disclosure Law (the “Takeover Law”) provides that it is unlawful for any person (except for certain persons described in the Takeover Law) to make a takeover offer (as defined in the Takeover Law) involving a target company or to acquire any equity securities of the target company pursuant to the offer, unless at least 20 days prior thereto, the person making the offer (1) files with the Pennsylvania Securities Commission a registration statement containing certain information prescribed by the Takeover Law, (2) sends a copy of the registration statement by certified mail to the target company at its principal office, and (3) publicly discloses the offering price of the proposed offer and the fact that a registration statement has been filed with the Pennsylvania Securities Commission, unless the securities or the offer are exempt from such requirements. An offer as to which the target company, acting through its board of directors, recommends acceptance to its shareholders, if at the time such recommendation is first communicated to the shareholders, the offeror has filed a notice with the Pennsylvania Securities Commission containing certain information described in the Takeover Law, is exempt from such registration and related requirements. The Board approved the Offer and purchase of tendered Shares by Merger Sub in accordance with the Merger Agreement, and Merger Sub filed a notice with the Pennsylvania Securities Commission as required by the Takeover Law. Consequently, the provisions of the Takeover Law requiring the filing of a registration statement with the commission do not apply to the Offer or the Merger.

Pennsylvania Short-Form Merger Statute

Pursuant to Section 1924 of the PBCL, if a corporation that is party to a merger owns 80% or more of the outstanding shares of a constituent corporation to a merger, no approval of the shareholders of such constituent corporation is required to approve such merger. If Merger Sub acquires 80% or more of the Shares in the Offer, including through exercise of the Top-Up Option, it will be able to consummate the Merger as a “short-form merger” without holding a meeting of the Shareholders. In the event that the Offer is completed (including following any “subsequent offering period” described in Section 1.01(f) of the Merger Agreement) but less than 80% of the Shares are tendered (and Merger Sub does not exercise the Top-Up Option to acquire the requisite number of Shares to complete a “short-form merger”), the Merger cannot be consummated until Baker holds a special meeting of the Shareholders and the Shareholders vote to approve the Merger, which will take substantially more time than consummation of a “short-form merger.”

Dissenters Rights

No dissenters rights are available in connection with the Offer. However, if the Merger is (1) submitted to the Shareholders for approval and the Shares are no longer listed on the NYSE MKT or another securities exchange and the Shares are held beneficially and of record by 2,000 or fewer persons or (2) consummated in accordance with the requirements of the Pennsylvania “short-form merger” statute described above, Shareholders who have not tendered their Shares in the Offer will be entitled to certain rights under Subchapter D of Chapter 15 of the PBCL, including the right to dissent and obtain payment of the fair value of their Shares. Under the PBCL, dissenting Shareholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the “fair value” of their Shares immediately prior to the Effective Time of the Merger but excluding any element of value arising from the consummation or expectation of the Merger. Shareholders would also be entitled to receive interest on such amounts from the date of consummation of the Merger. Shareholders should realize that the amount determined to be the fair value in any appraisal proceeding may be higher or lower than the amount to be paid pursuant to the Offer or in the Merger.

Holders of the Shares should note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to “fair value” under Subchapter D of Chapter 15 of the PBCL. Moreover, IMS could argue in a valuation proceeding that, for purposes of such a proceeding, the fair value of Shares held by holders dissenting under Subchapter D of Chapter 15 of the PBCL is less than the price paid in the Offer. If any Shareholder who exercises his or her rights under Subchapter D of Chapter 15 of the PBCL fails to perfect, or effectively withdraws or loses such rights, such holder’s Shares will thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, in accordance with the Merger Agreement.

FAILURE TO FOLLOW THE STEPS REQUIRED BY THE PBCL FOR PERFECTING DISSENTERS RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. SHAREHOLDERS CONTEMPLATING THE EXERCISE OF SUCH DISSENTERS RIGHTS SHOULD CAREFULLY REVIEW THE PROVISIONS OF SUBCHAPTER D OF CHAPTER 15 OF THE PBCL, PARTICULARLY THE PROCEDURAL STEPS REQUIRED TO PERFECT SUCH RIGHTS, AND CONSULT WITH THEIR LEGAL AND FINANCIAL ADVISORS.

The foregoing summary of the rights of dissenting Shareholders under the PBCL does not purport to be a statement of the procedures to be followed by the Shareholders desiring to exercise any dissenters rights under Pennsylvania law. The foregoing discussion is not a complete statement of law pertaining to dissenters rights under Pennsylvania law and is qualified in its entirety by reference to Pennsylvania law.

DISSENTERS RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO SHAREHOLDERS IF THE MERGER IS COMPLETED.

SHAREHOLDERS WHO TENDER THEIR SHARES INTO THE OFFER WILL NOT BE ENTITLED TO EXERCISE DISSENTERS RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Other Regulatory Approvals

General

Except as described in this Item 8, Baker is not aware of any governmental license or regulatory permit that appears to be material to Baker’s business that might be adversely affected by IMS’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Merger Sub or IMS as contemplated herein. Should any such approval or other action be required, Baker currently contemplates that, except as described above under “—State Anti-Takeover Statutes” such approval or other action will be sought. While Baker does not believe that Merger Sub currently intends to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Baker’s business, any of which under certain conditions specified in the Merger Agreement could cause Merger Sub to elect to terminate the Offer without the purchase of Shares thereunder.

United States Antitrust Compliance

Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), applicable to the Offer, certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Merger Sub’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless Baker and Merger Sub receives a request for additional information or documentary material from the Antitrust Division or the FTC, or unless the waiting period is earlier terminated by the FTC and the Antitrust Division. IMS filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on August 12, 2013 and Baker filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on August 13, 2013. As such, the required waiting period with respect to the Offer and the Merger expired at 11:59 p.m., New York City time, on August 27, 2013 as neither Merger Sub nor Baker received a request for additional information or documentary material prior to that time.

The FTC and the Antitrust Division may scrutinize the legality under the antitrust laws of proposed transactions such as Merger Sub’s acquisition of Shares in the Offer and the Merger. At any time before or after the purchase of Shares by Merger Sub, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Merger Sub, Baker or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general also may bring legal actions under the antitrust laws under certain circumstances.

Other Foreign Laws

Baker and IMS and certain of their respective subsidiaries and affiliates conduct business in several foreign countries where regulatory filings or approvals may be required or desirable in connection with the closing of the Offer or the Merger. IMS and Baker do not believe that any filings or approvals are required under any such laws.

Shareholder Demand Letters

On August 8, 2013, the Board received two demand letters from purported Shareholders (the “Demand Letters”). Each purported Shareholder alleges that the members of the Board breached their fiduciary duties to Baker and its shareholders in connection with the Contemplated Transactions. In particular, the purported shareholders allege that Baker has suffered damages as a result of the Board’s actions because: (1) the per share consideration is allegedly inadequate and undervalues Baker and (2) the Board allegedly agreed to provisions in the Merger Agreement which could preclude other bidders from making successful competing offers for Baker. The purported shareholders have demanded that the Board remedy the foregoing breaches of fiduciary duties. On August 21, 2013, the Board appointed a special committee, consisting of independent directors, to consider the allegations set forth in the Demand Letters.

Note with respect to Forward-Looking Statements:

This filing contains forward-looking statements with respect to the Offer and related transactions, including the benefits expected from the transaction and the expected timing of the completion of the transaction. When used in this document, the words “can,” “will,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including uncertainties regarding the timing of the closing of the transaction and the risk that the transaction will not close. Factors that could cause actual results to differ materially include the following: the risk that a majority of the Shareholders do not tender their stock in the Offer, the risk that Baker experiences a material adverse change or another event occurs giving IMS the right not to close the transaction, the risk that IMS is unable to complete its financing and the risk that Baker’s businesses will suffer due to uncertainty related to the transaction, the competitive environment in our industry and competitive responses to the transaction. Baker does not assume any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors that could affect Baker’s financial results is provided in documents filed by Baker with the SEC, including Baker’s recent filings on Form 10-Q and Form 10-K.

Item 9.	Exhibits

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Exhibit Name
(a)(1)(A)*	Offer to Purchase, dated September 9, 2013 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by CDL Acquisition Co., Inc. with the Securities and Exchange Commission on September 9, 2013 (the “Schedule TO”)).

(a)(1)(B)*	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)*	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Form of Summary Advertisement published in the Wall Street Journal on September 9, 2013 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(1)(G)*	Letter to Shareholders of Michael Baker Corporation, dated September 9, 2013.

(a)(1)(H)	Form of Letter to Baker 401(k) Plan Participants (incorporated by reference to Exhibit (a)(1)(J) to the Schedule TO).

(a)(1)(I)	Form of Confidential Instructions with Respect to the Offer to Purchase (incorporated by reference to Exhibit (a)(1)(K) to the Schedule TO).

(a)(5)(A)	Press Release published July 29, 2013 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Michael Baker Corporation with the Securities and Exchange Commission on July 29, 2013).

(a)(5)(B)	Letter sent to Employees of Michael Baker Corporation, dated July 29, 2013 (incorporated herein by reference to the Schedule 14D-9C filed by Michael Baker Corporation with the Securities and Exchange Commission on July 29, 2013).

(a)(5)(C)	Four slides contained within an employee webcast presentation titled “Q2 2013 Update,” dated August 8, 2013 (incorporated herein by reference to the Schedule 14D-9C filed by Michael Baker Corporation with the Securities and Exchange Commission on August 8, 2013).

(a)(5)(D)	Email communication sent to all participants of Michael Baker Corporation’s 401(k) Plan, dated August 23, 2013 (incorporated herein by reference to the Schedule 14D-9C filed by Michael Baker Corporation with the Securities and Exchange Commission on August 23, 2013).

(a)(5)(E)	Press Release published August 30, 2013 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Michael Baker Corporation with the Securities and Exchange Commission on August 30, 2013).

(a)(5)(F)	Press Release published September 5, 2013 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Michael Baker Corporation with the Securities and Exchange Commission on September 5, 2013).

(a)(5)(G)*	Opinion of Houlihan Lokey Capital, Inc. to the Board of Directors of Michael Baker Corporation, dated July 29, 2013.

(e)(1)	Agreement and Plan of Merger, dated July 29, 2013, among Michael Baker Corporation, Integrated Mission Solutions, LLC, and Project Steel Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Amendment to Current Report on Form 8-K filed by Michael Baker Corporation with the Securities and Exchange Commission on August 14, 2013).

Exhibit No.	Exhibit Name

(e)(2)	Amendment No. 1 to Agreement and Plan of Merger, dated August 30, 2013, among Michael Baker Corporation, Integrated Mission Solutions, LLC and CDL Acquisition Co. Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Michael Baker Corporation with the Securities and Exchange Commission on August 30, 2013).

(e)(3)	Facilitation Agreement, dated July 29, 2013, among Michael Baker Corporation, Integrated Mission Solutions, LLC, Project Steel Merger Sub, Inc., and Thomas J. Campbell (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Michael Baker Corporation with the Securities and Exchange Commission on July 30, 2013).

(e)(4)	Debt Commitment Letter, dated July 29, 2013, between Integrated Mission Solutions, LLC and Jefferies Finance LLC (incorporated by reference to Exhibit (b)(1) to the Schedule TO).

(e)(5)	Equity Commitment Letter, dated July 29, 2013, between Thomas J. Campbell and Integrated Mission Solutions, LLC (incorporated by reference to Exhibit (b)(2) to the Schedule TO).

(e)(6)	Confidentiality Agreement, dated January 31, 2013, among Michael Baker Corporation and Gladiator Holdco LLC, an affiliate of Thomas J. Campbell (incorporated by reference to Exhibit 99.5 to the Amendment No. 2 to Schedule 13D filed by Thomas J. Campbell with the Securities and Exchange Commission on February 7, 2013).

(e)(7)	Michael Baker Corporation Key Employee Retention Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Michael Baker Corporation with the Securities and Exchange Commission on July 15, 2013).

(e)(8)	Form of Retention Award Letter (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Michael Baker Corporation with the Securities and Exchange Commission on July 15, 2013).

(e)(9)	Form of three-year Employment Continuation Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Michael Baker Corporation with the Securities and Exchange Commission on February 27, 2013).

(e)(10)	Form of two-year Employment Continuation Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Michael Baker Corporation with the Securities and Exchange Commission on February 27, 2013).

(e)(11)	2012 Incentive Compensation Plan (attachments excluded) (incorporated by reference to Exhibit 10.1 to Michael Baker’s Annual Report on Form 10-K for the year ended December 31, 2012).

(e)(12)	Michael Baker Corporation Employee Stock Purchase Plan (incorporated by reference to Exhibit A to Michael Baker Corporation’s Definitive Proxy Statement on Schedule 14A filed by Michael Baker Corporation with the Securities and Exchange Commission on April 16, 2010).

(e)(13)	Michael Baker Corporation Long-Term Incentive Plan (incorporated by reference to Exhibit B to Michael Baker Corporation’s Definitive Proxy Statement on Schedule 14A filed by Michael Baker Corporation with the Securities and Exchange Commission on April 16, 2010).

(e)(14)	Form of Michael Baker Corporation Long-Term Incentive Plan, Restricted Stock Agreement between Jeremy N. Gill, David J. Greenwood, David G. Higie, Jeffery S. Hill, James M. Kempton, Samuel C. Knoch, G. John Kurgan, H. James McKnight, James M. Twomey, Michael Ziemianski and Michael J. Zugay (incorporated by reference to Exhibit 10.2 to Michael Baker Corporation’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2010).

Exhibit No.	Exhibit Name

(e)(15)	Form of Michael Baker Corporation Long-Term Incentive Plan, Restricted Stock Agreement amended and restated on June 17, 2010 between Jeremy N. Gill, David J. Greenwood, David G. Higie, Jeffery S. Hill, James M. Kempton, Samuel C. Knoch, G. John Kurgan, H. James McKnight, James M. Twomey, Michael Ziemianski and Michael J. Zugay (incorporated by reference to Exhibit 10.4(a) to Michael Baker’s Annual Report on Form 10-K for the year ended December 31, 2011).

(e)(16)	Form of Michael Baker Corporation Long-Term Incentive Plan, Restricted Stock Agreement amended and restated on March 24, 2011 between Jeremy N. Gill, David J. Greenwood, David G. Higie, Jeffery S. Hill, James M. Kempton, Samuel C. Knoch, G. John Kurgan, H. James McKnight, James M. Twomey, Michael Ziemianski and Michael J. Zugay (incorporated by reference to Exhibit 10.4(b) to Michael Baker’s Annual Report on Form 10-K for the year ended December 31, 2011).

(g)	Not applicable.

*	Included in materials mailed to the Shareholders of Michael Baker Corporation.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MICHAEL BAKER CORPORATION

By:	/s/ Michael J. Zugay
Name:	Michael J. Zugay
Title	Office of the Chief Executive
Executive Vice President, Chief Financial
Officer and Chief Administrative Officer

By:	/s/ H. James McKnight
Name:	H. James McKnight
Title	Office of the Chief Executive
Executive Vice President, Chief Legal
Officer and Corporate Secretary

Dated September 9, 2013